BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

[redacted]

03032370

September 19, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

SUPPL

PROCESSED
OCT 07 2003
THOMSON
FINANCIAL

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Regent Ventures Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-2000

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since July 9, 2003:

A. Copy of Yukon Annual Return as at July 7, 2003.

B. Copy of Yukon Notice of Change of Directors dated July 7, 2003.

C. Copy of the Issuer's Annual Report on Form 16 as of September 8, 2002.

D. Copy of British Columbia Notice of Change of Directors dated August 18, 2003.

E. Unaudited Financial Statements and accompanying Quarterly Report

- copy of unaudited financial statements for the period ended June 30, 2003 with relevant Quarterly report on BC Form 51-901F

F. Copies of news releases issued during the relevant period.

G. Copies of Forms 45-103F4 filed with the British Columbia Securities Commission.

H. Copies of BC Forms 53-901F filed with the British Columbia and Alberta Securities Commissions.

I. Copies of TSX Venture Exchange letters of approval.

J. Copy of Annual Information Form filed with the British Columbia and Alberta Securities Commissions.

K. Copy of Geological Report filed with the British Columbia and Alberta Securities Commissions.

L. Copies of Forms 45-102F2 filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

82-2070

03 SEP 30 7:21

BUSINESS CORPORATIONS ACT (YUKON)

ANNUAL RETURN

1. Corporation Name: REGENT VENTURES LTD.

2. Corporate Access Number: 23702

3. Corporation's registered office address is:

   501 - 905 West Pender Street
   Vancouver, B.C.
   V6C 1L6

4. This report contains information as at: July 7, 2003

5. Corporation's registration date in the Yukon: July 7, 1993

6. The names and addresses of the Directors are:

   Eberhard Mueller
   Penthouse 8
   1060 Alberni Street
   Vancouver, B.C.
   V6E 4K2

   Richard Wilson
   Penthouse 8
   1060 Alberni Street
   Vancouver, B.C.
   V6E 4K2

   Douglas E. Eacrett
   221 3rd Avenue
   New Westminster, B.C.
   V3L 1L9

7. The names, addresses and office held of the Officers are:

   Eberhard Mueller
   Penthouse 8
   1060 Alberni Street
   Vancouver, B.C.
   V6E 4K2
   President/CEO/CFO

   Gwen Wegner
   407 – 2575 Ware Street
   Abbotsford, B.C.
   V2S 3E2
   Secretary

8. All filings required by the *Business Corporations Act* (Yukon) have been made relating to any change in:

   (a) Directors,
   (b) Registered Office Address,
   (c) Attorney(s) Address(es),
   (d) The constating documents of the Corporation.

DATED as of the 7th day of July, 2003.

Authorized Signatory

Director
Title

82-2030

03 SEP 30 7:21

YUKON BUSINESS CORPORATIONS ACT
(Sections 107, 114, and 290)
(Form 1-03)

NOTICE OF DIRECTORS AND OFFICERS OR
NOTICE OF CHANGE OF DIRECTORS AND OFFICERS

1. Name of Corporation: REGENT VENTURES LTD.

2. Notice is given that on the 31st day of March, 2003, the following person(s) were appointed Officer(s):

   NAME AND MAILING ADDRESS:

   N/A

3. Notice is given that on the 31st day of March, 2003, the following person(s) ceased to hold office as Director(s) or Officer(s):

   NAME AND MAILING ADDRESS:

   Edwin Ruh, 4 Crawford Street, Suite 8, Cambridge, Massachusetts 02139 (Director)

   go

4. The Officers of the Corporation as of this date are:

NAME	OFFICES HELD
Eberhard Mueller	President/CEO/CFO
Gwen Wegner	Secretary

FILED

5. DATE	SIGNATURE	TITLE
July 7, 2003	[signature]	Director

JUL 21 2003
REGISTRAR OF CORPORATIONS

82-2000

ANNUAL REPORT

FORM 16
Sections 333 and 334
COMPANY ACT

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries

Telephone: 250 356-8626
Hours: 8:30 – 4:30 Monday to Friday
www.fin.gov.bc.ca/registries

03 SEP ... AM 8:21

A FULL NAME OF COMPANY **B** REGISTERED OFFICE ADDRESS

REGENT VENTURES LTD.
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6

FILING FEE: $35

Our new electronic filing service is available at **www.bconline.com**

A BC Online service fee of $1.61 applies

C ACCESS CODE
22439318

D CERTIFICATE OF INCORPORATION NUMBER
314354

E DATE OF INCORPORATION, AMALGAMATION OR CONTINUATION
1986 SEPTEMBER 08

F DATE OF ANNUAL REPORT (ANNIVERSARY DATE)
2002 SEPTEMBER 08

This company is a reporting company under the *Company Act*

G *Has there been a change of registered or records office address? If YES, a Notice to Change Office (Form 4) must be filed. See instructions on reverse.*

H Has there been a change of directors? If YES, a Notice of Directors (Form 8/9) must be filed. See instructions on reverse.

I DIRECTORS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
EACRETT,	DOUGLAS E.	221 3RD AVENUE NEW WESTMINSTER BC	V3L1L9
MUELLER,	EBERHARD	PENTHOUSE 8 1060 ALBERNI STREET VANCOUVER, B.C.	V6E4K2
RUH,	EDWIN	4 CRAWFORD STREET SUITE 8 CAMBRIDGE MASSACHUSETTS 02139	
WILSON,	RICHARD D.	PENTHOUSE 8 1060 ALBERNI STREET VANCOUVER B.C.	V6E4K2

J OFFICERS

BROWNSTEIN, VICE PRESIDENT, FINANCE	JOEL	1441 3RD AVE NEW YORK NY 10028	

Note: Please sign and date on last page

[redacted]

Corporate and Personal Property Registries
Telephone: 250 356-8626
Hours: 8:30 – 4:30
(Monday to Friday)

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

ANNUAL REPORT

CERTIFICATE OF INCORPORATION NUMBER
314354

REGENT VENTURES LTD.

Please check this form for any errors or ommissions.

J OFFICERS CONTINUED

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
EACRETT, SECRETARY	DOUGLAS E.	221 3RD AVENUE NEW WESTMINSTER BC	V3L1L9
MUELLER, PRESIDENT, CEO, CFO	EBERHARD	PENTHOUSE 8 1060 ALBERNI STREET VANCOUVER, B.C.	V6E4K2

K CERTIFIED CORRECT – I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor
X

DATE SIGNED YYYY MM DD
2003 08 18

FIN 757/D Rev. 2002 / 6 / 18 (Prescribed)

02-2000

NOTICE OF DIRECTORS
Form 9
(Section 132 Company Act)

INSTRUCTIONS:

1. Please type or print in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.
2. In Box A, enter the exact name of the company as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
3. In Box D and E, enter the last name, first name, and any initials of the company's directors as indicated.
4. In Box E, the residential address of a director must be a complete physical address. You may include general delivery, post office box, rural route, site or comp. number as part of the address, but the Registry cannot accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
5. If changes occur on more than one date, you must complete a separate Notice of Directors form for each date.
6. An individual who has ceased being a director cannot sign this form.
7. Submit this form with a cheque or money order payable to the Minister of Finance and Corporate Relations, or provide the Registry authorization to debit the fee from a BC Online Deposit Account.

B CERTIFICATE OF INCORPORATION NO.

314354

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

03 SEP 24

A FULL NAME OF COMPANY

REGENT VENTURES LTD.

C DATE OF CHANGE (Y/M/D)

2003/03/31

D Full names of persons who have ceased to be directors:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
Ruh	Edwin

E Full names and addresses of all the directors of the company as at the date of change listed above:

AST NAME	FIRST NAME AND INITIALS *(IF ANY)*	RESIDENTIAL ADDRESS *(INCLUDE POSTAL/ZIP CODE)*
Mueller	Eberhard	Penthouse 8 - 1060 Alberni Street, Vancouver, BC V6E 4K2
Wilson	Richard	Penthouse 8 - 1060 Alberni Street, Vancouver, BC V6E 4K2
Eacrett	Douglas E.	221 3rd Avenue, New Westminster, BC V3L 1L9

F **CERTIFIED CORRECT** - I have read this form and found it to be correct.

Signature of current Director, Officer, or Company Solicitor

DATE SIGNED
Y M D
2003/08/19

82-2000

03 SEP 30 AM 7:21

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF: X Schedule A
___ Schedules B & C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Regent Ventures Ltd.	June 30, 2003	03/08/25

ISSUER ADDRESS
Penthouse 8 – 1060 Alberni Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, BC		V6E 4K2	(604) 687-3581	(604) 669-7775

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Richard Wilson	Director	(604) 669-7775

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N/A	www.regentventures.ca

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
/s/ Richard Wilson	**Richard Wilson**	03/08/25
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
/s/ Eberhard Mueller	**Eberhard Mueller**	03/08/25

REGENT VENTURES LTD.

INTERIM FINANCIAL STATEMENTS

JUNE 30, 2003

(Unaudited)

LANCASTER & DAVID
CHARTERED ACCOUNTANTS

Incorporated Partners
David E. Lancaster, C.A.
Michael J. David, C.A.

NOTICE TO READER

We have compiled the interim balance sheet of Regent Ventures Ltd. as at June 30, 2003 and the interim statements of loss and deficit and cash flows for the three month and six month periods ended June 30, 2003 and 2002 from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

/s/ Lancaster & David

CHARTERED ACCOUNTANTS

Vancouver, BC
August 19, 2003

New Westminster Office - Suite 404, 960 Quayside Drive, New Westminster, BC, Canada, V3M 6G2 **Facsimile:** 604.524.9837
Vancouver Office – Suite 3240, 666 Burrard Street, Vancouver, BC, Canada, V6C 2X8 **Facsimile:** 604.602.0867
Telephone: 604.717.5526 **Email:** admin@lancasteranddavid.ca

REGENT VENTURES LTD.

INTERIM BALANCE SHEET
(Unaudited – See Notice to Reader)

	June 30, 2003	December 31, 2002 *(Audited)*
ASSETS		
CURRENT		
Cash	$ 15,698	$ 11,250
Short-term investments	10,116	10,000
Taxes recoverable	4,618	12,624
Prepaid expenses	3,671	1,753
	34,103	35,627
PROPERTY AND EQUIPMENT *(Note 3)*	21,160	22,310
INTEREST IN MINERAL PROPERTIES *(Note 4)*	722,271	775,495
	$ 777,534	$ 833,432
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 53,550	$ 14,195
Due to related parties *(Note 5)*	10,036	5,030
	63,586	19,225
LIABILITY TO ISSUE SHARES	-	50,000
	63,586	69,225
SHAREHOLDERS' EQUITY		
SHARE CAPITAL *(Note 6)*	4,920,989	4,870,989
DEFICIT	(4,207,041)	(4,106,782)
	713,948	764,207
	$ 777,534	$ 833,432

Approved on behalf of the Board:

/s/ Eberhard Mueller
Eberhard Mueller - Director

/s/ Richard Wilson
Richard Wilson – Director

The accompanying notes are an integral part of these interim financial statements

REGENT VENTURES LTD.

INTERIM STATEMENTS OF LOSS AND DEFICIT
(Unaudited – See Notice to Reader)

	Three months ended June 30, 2003	Three months ended June 30, 2002	Six months ended June 30, 2003	Six months ended June 30, 2002
INTEREST INCOME	$ 37	$ 294	$ 116	$ 436
EXPENSES				
Amortization	1,521	-	2,910	-
Management fees	10,500	10,500	21,000	21,000
Office and general	6,715	8,639	7,392	14,146
Professional fees	25,987	4,989	47,264	10,318
Property investigation	-	-	-	2,445
Rent	1,150	6,095	5,175	12,170
Telephone	4,619	2,755	5,319	6,920
Transfer agent and filing fees	860	2,135	6,815	6,089
Travel and promotion	2,788	3,078	4,500	10,577
	54,140	38,191	100,375	83,665
NET LOSS FOR THE PERIOD	$ 54,103	$ 37,897	100,259	83,229
DEFICIT, BEGINNING OF PERIOD			4,106,782	3,966,251
DEFICIT, END OF PERIOD			$ 4,207,041	$ 4,049,480
LOSS PER SHARE				
Basic			$ 0.01	$ 0.01
Fully Diluted			Anti-dilutive	Anti-dilutive
Weighted average number of shares outstanding				
Basic			27,596,596	21,132,512
Fully Diluted			27,598,767	26,339,834

The accompanying notes are an integral part of these interim financial statements

REGENT VENTURES LTD.

INTERIM STATEMENTS OF CASH FLOWS
(Unaudited- See Notice to Reader)

	Three months ended June 30, 2003	Three months ended June 30, 2002	Six months ended June 30, 2003	Six months ended June 30, 2002
CASH FLOWS PROVIDED BY (USED FOR):				
OPERATING ACTIVITIES				
Net loss for the period	$ (54,103)	$ (37,897)	$ (100,259)	$ (83,229)
Adjusted for item not involving cash:				
Amortization	1,521	-	2,910	-
	(52,582)	(37,897)	(97,349)	(83,229)
Net changes in non-cash working capital items:				
Short-term investments	(37)	-	(116)	(142)
Taxes recoverable	(3,873)	(2,627)	8,006	8,384
Prepaid expenses	(1,917)	(39,215)	(1,917)	(49,215)
Accounts payable and accrued liabilities	28,830	(3,328)	39,355	(3,791)
Accrued rent and management fees to related parties	(12,537)	-	(5,795)	577
	10,466	(45,170)	39,533	(44,187)
	(42,116)	(83,067)	(57,816)	(127,416)
INVESTING ACTIVITIES				
Purchase of property and equipment	(1,760)	(25,000)	(1,760)	(25,000)
Recovery of taxes	79,500	78,830	79,500	78,830
Mineral property acquisition and exploration expenditures	(25,797)	(98,498)	(26,276)	(100,842)
	51,943	(44,668)	51,464	(47,012)
FINANCING ACTIVITIES				
Issuance of share capital	-	200,500	-	200,500
Advances from related parties	5,000	4,500	10,800	2,000
	5,000	205,000	10,800	202,500
INCREASE IN CASH & CASH EQUIVALENTS DURING THE PERIOD	14,827	77,265	4,448	28,072
CASH & CASH EQUIVALENTS, BEGINNING OF PERIOD	871	93,271	11,250	142,464
CASH & CASH EQUIVALENTS, END OF PERIOD	$ 15,698	$ 170,536	$ 15,698	$ 170,536

The accompanying notes are an integral part of these interim financial statements

REGENT VENTURES LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
MARCH 31, 2002
(Unaudited – see Notice to Reader)

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These interim financial statements have been prepared on a going concern basis which implies the Company will continue to realize the carrying value of assets and discharge its liabilities in the normal course of business. The Company has experienced recurring losses and has not generated profitable operations to date. At June 30, 2003, the Company has a working capital deficiency of $29,483. The continuation of the Company as a going concern is dependent upon its ability to obtain financing for the continuing exploration and development of its resource properties and the attainment of profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 – BASIS OF PRESENTATION

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited interim financial statements have been prepared in accordance with the accounting principles and policies described in the Company's annual financial statements for the year ended December 31, 2002, and should be read in conjunction with those statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included. Operating results for the six-month period ended June 30, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003.

NOTE 3 – PROPERTY AND EQUIPMENT

	June 30, 2003 Cost	June 30, 2003 Accumulated Depletion and Depreciation	June 30, 2003 Net Book Value	December 31, 2002 Net Book Value
Computer hardware	$ 1,760	$ (132)	$ 1,628	$ -
Mining equipment	25,000	(5,859)	19,141	21,875
Office equipment	808	(417)	391	435
	$ 27,568	$ (6,408)	$ 21,160	$ 22,310

REGENT VENTURES LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
MARCH 31, 2003
(Unaudited – see Notice to Reader)

NOTE 4 – INTEREST IN MINERAL PROPERTIES

	June 30, 2003	December 31, 2002
Exploration and development costs:		
Incurred during the period:		
Field supplies and other	$ 8,284	$ 121,728
Drilling	-	57,784
Food, lodging and travel	16,355	69,387
Helicopter	1,058	16,245
Geological consulting	479	43,117
Geological reports	100	9,737
Yukon tax credit	(79,500)	(78,830)
	(53,224)	239,168
Balance, beginning of period	572,864	333,696
Balance, end of period	519,640	572,864
Acquisition costs	202,631	202,631
	$ 722,271	$ 775,495
Allocation		
Mayo Mining District BX Claims, Yukon	$ 691,271	$ 744,495
Ungava Region, Quebec	31,000	31,000
	$ 722,271	$ 775,495

The Company has a 100% interest, subject to a 1% NSR royalty, in certain mineral claims located in the Mayo Mining District in the Yukon Territories known as the BX Claims. The Company also has a 100% interest in additional claims in the Dawson Mining District located adjacent to the BX Claims.

The Company entered into an agreement to acquire 100% of the rights to 327 mineral claims located in the Ungava region of the Province of Quebec. The property is subject to a 1% NRS royalty. The Company must pay $30,000 (paid) and issue 300,000 common shares.

NOTE 5 - RELATED PARTY TRANSACTIONS

a) During the period ended June 30, 2003, the Company incurred the following to a private company controlled by two directors: management fees of $21,000 (2002 - $21,000); business development expenses of $1,000 (2002 - $NIL); and rent of $5,175 (2002 - $NIL). At June 30, 2003 a net amount of $7,650 (December 31, 2002 - $6,869 due from) is owing to this company and the two directors. The Company owes $2,386 at June 30, 2003 (December 31, 2002 - $2,386) to other related parties, representing cash advances towards expenditures to be incurred on the Company's behalf. These amounts are unsecured and have no specific terms for repayment.

b) During the period ended June 30, 2003 the Company incurred $38,764 (2002 - $5,416) in professional fees to a legal firm of which a director of the Company is an employee. At June 30, 2003 $37,612 (December 31, 2002 - $NIL) is owing to this firm.

c) The above-noted transactions were recorded at exchange value, which was the amount of consideration established and agreed to by the related parties.

d) The private company controlled by two directors was the sole subscriber to a private placement of 500,000 units. Refer to Note 6.

e) Directors and individuals related to directors were granted 859,000 stock options at a price of $0.10 expiring June 12, 2005. Refer to Note 7.

NOTE 6 - SHARE CAPITAL

Authorized:
100,000,000 common shares without par value

	Shares	Value
Issued:		
Balance as at December 31, 2001	24,724,179	$ 4,627,347
Issued during the period		
- for cash by exercise of stock options	1,950,000	200,500
Balance at June 30, 2002 *(Unaudited)*	26,674,179	$ 4,827,847
Balance at December 31, 2002	27,096,596	$ 4,870,989
Issued during the period:		
- for cash by way of private placement *(Note 5)*	500,000	50,000
Balance as at June 30, 2003 *(Unaudited)*	27,596,596	$ 4,920,989

Share purchase warrants are outstanding to purchase 6,400,000 common shares exercisable at a price of $0.15 per share on or before September 6, 2003 and 500,000 common shares exercisable at a price of $0.10 per share on or before January 6, 2005.

Refer to Note 8.

REGENT VENTURES LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
MARCH 31, 2003
(Unaudited – see Notice to Reader)

NOTE 7 – STOCK OPTIONS

The Board of Directors is authorized to grant options to directors, officers, consultants or employees to acquire up to 10% of issued and outstanding common shares. The exercise price of options granted shall not be less than the price permitted by any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction. A summary of the changes in the Company's common share purchase options is presented below:

	Six months ended June 30, 2003		Year ended December 31, 2002	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of period	2,700,000	$ 0.17	1,832,417	$ 0.10
Granted	859,000	0.10	3,240,000	0.16
Exercised	-	-	(2,372,417)	0.10
Forfeited / Cancelled	(800,000)	0.16	-	-
Balance, end of period	2,759,000	$ 0.15	2,700,000	$ 0.17

Director and employee stock options are outstanding to purchase up to 2,759,000 common shares as follows: 1,900,000 common shares exercisable at a price of $0.17 per share up to June 28, 2004; and 859,000 common shares exercisable at a price of $0.10 per share up to June 12, 2005.

Exercise price	Weighted Average Remaining Contractual Life (in years)	June 30, 2003 Outstanding	June 30, 2003 Exercisable
$0.10	1.95	859,000	859,000
$0.17	1.00	1,900,000	1,900,000
		2,759,000	2,759,000

Stock Based Compensation
The fair value of the options granted during the period was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; risk-free interest rate of 2.44%; expected volatility of 125%; and weighted average life of 1 year. Had the Company determined compensation cost based on the fair value at the date of grant for its employee stock options, the net loss would have increased by $41,080 for the six-month period ended June 30, 2003.

NOTE 8 – SUBSEQUENT EVENT

The Company is proposing a private placement of 1.5 million flow-through units at a price of $0.10 per unit for total proceeds of $150,000. Each unit will consist of one common share and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase one additional common share at a price of $0.13 per share for a period of one year. The proceeds will be used for work on the Red Mountain project in the Yukon Territory.

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF: ____ *Schedule A*

_X_ Schedules B & C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Regent Ventures Ltd.	June 30, 2003	03/08/22

ISSUER ADDRESS

Penthouse 8 – 1060 Alberni Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, BC		V6E 4K2	(604) 687-3581	(604) 669-7775

CONTACT NAME	CONTACT POSTION	CONTACT TELEPHONE NO.
Richard Wilson	Director	(604) 669-7775

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
	www.regentventures.ca

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
/s/ Richard Wilson	Richard Wilson	03/08/25

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
/s/ Eberhard Mueller	Eberhard Mueller	03/08/25

Regent Ventures Ltd.
Form 51-901F - Quarterly Report
For the quarter ended June 30, 2003

Schedule B:

1. *Analysis of deferred exploration costs*: See Schedule A.
2. *Related party transactions*: See Schedule A.
3. *Summary of securities issued and options granted during the period:*

a) Summary of securities issued during the three months ended June 30, 2003: **NIL.**

b) Summary of options granted during the three months ended June 30, 2003:

Date of Grant	Name of Optionee	Type of security	Number	Exercise price	Expiry date
June 12, 2003	Rick Wilson	Stock options	200,000	$0.10	June 12, 2005
June 12, 2003	Ed Mueller	Stock options	250,000	$0.10	June 12, 2005
June 12, 2003	Doug Eacrett	Stock options	200,000	$0.10	June 12, 2005
June 12, 2003	Gwen Wegner	Stock options	59,000	$0.10	June 12, 2005
June 12, 2003	Roy Mueller	Stock options	150,000	$0.10	June 12, 2005

4. *Summary of securities as at the end of the reporting period*:

a) Authorized share capital: 100,000,000 common shares without par value.

b) Issued share capital: 27,596,596 common shares without par value.

c) Options and Warrants outstanding: See Schedule A.

d) Number of shares held in escrow: NIL.

5. *Directors and Officers as at August 22, 2003:*

Directors
Eberhard Mueller
Richard Wilson
Douglas Eacrett

Officers
Eberhard Mueller, President, CEO and CFO
Gwen Wegner, Secretary

Regent Ventures Ltd.
Penthouse 8 – 1060 Alberni St.
Vancouver BC V6E 4K2
Phone (604) 669-7775 Fax (604) 687-3581
TSX Venture Exchange Symbol REV

Schedule C:

Management Discussion

The Issuer is a junior resource company engaged in the exploration and development of mineral resources properties with its principal focus on gold and other precious metals.

The Issuer's mineral resource holdings consist of a 100% interest in approximately 250 claims comprising approximately 10,000 acres located in the Mayo Mining District, Yukon Territory (the "Red Mountain Property"). 68 of the claims, known as the BX Claims, are subject to a 1% royalty. The Red Mountain Property is situated in the Tintina Gold Belt of the Yukon and is being explored for gold mineralization. On November 20, 2002, the Issuer entered into an agreement to acquire 30,000 acres of claims in the Ungava area of the Province of Quebec (the "Raglan Property"). The Ungava area is being explored for nickel, platinum and palladium mineralization.

As the Issuer's work season on its mineral property, located in the Yukon Territory, is limited to the summer and early fall months, no exploration activity occurred in the three months ended June 30, 2003. The Issuer is in the process of concluding its formal agreement with respect to the Ungava area property, which did complete subsequent to the period end and was accepted for filing by the TSX Venture Exchange on August 18, 2003. No immediate work is planned on the Raglan Property as the Issuer's principal focus is its summer exploration program on the Red Mountain Property.

Drilling commenced on the Red Mountain Property at the beginning of August and the first of a planned series of deep holes is expected to complete at approximately 1500 feet in depth on or about August 22, 2003. Drill core is in the process of being assayed and results will be issued by news release once the data is compiled and analysed by the Company's geologists.

Expenses incurred in the conduct of the Issuer's corporate administration for the three month period ended June 30, 2003 totalled $54,140 which is approximately $16,000 higher than the expenditures of $38,191 incurred in the same period in 2002. The difference is principally due to an increase in professional fees in the period ($20,998) which results in part from the increased activity of the Issuer and in part from a timing difference in the recognition of the expenses. This increase is set off in part by reductions experienced in rent (down $4,945) and office and general expenses (down $1,924) as a result of cost sharing arrangements entered into with another issuer.

The Issuer has no operating revenues and finances its operations principally through the sale of shares in its capital. In the short term, directors of the Issuer have provided cash advances to meet urgent operating needs. At the beginning of the period at April 1, 2003, the Issuer had a working capital deficit of $28,844. During the period, the Issuer received $79,500 in cash from the Yukon Territory with respect to their mineral exploration tax credit program for exploration work conducted in 2002 and received an advance of $5,000 from a director of the Issuer. As a result of the cost of administering its corporate affairs and other expenditures incurred during the period, the Issuer had a working capital deficit of $29,483 at June 30, 2003. Subsequent to June 30, at the end of July, the Issuer received proceeds of $150,000 with respect to a flow-through private placement of its securities. The proceeds of the private placement are being used for drilling on the Issuer's Red Mountain Property. Drilling of the first hole commenced at the beginning of August.

Regent Ventures Ltd.
Form 51-901F - Quarterly Report
For the quarter ended June 30, 2003

Regent Ventures Ltd.
Penthouse 8 – 1060 Alberni St.
Vancouver BC V6E 4K2
Phone (604) 669-7775 Fax (604) 687-3581
TSX Venture Exchange Symbol REV

Schedule C:

Management Discussion (Continued)

The Issuer intends to continue its exploration program on the Red Mountain Property in accordance with the recommendations of its geological consultants. These activities, along with the administration of its corporate affairs, will be funded in part from working capital on hand and in part from the sale of shares in the Issuer's capital, the latter from the exercise of outstanding warrants and incentive stock options or from additional private placements of its securities. There can be no assurance that the Issuer will be able to raise the necessary funds in this manner.

During the three months ended June 30, 2003, the Issuer accrued or paid:

1. Management fees of $10,500 and rent of $2,475 to Mercap Investments Inc., a private company owned fifty percent by Ed Mueller, President and a director of the Issuer, and fifty percent by Richard Wilson, a director of the Issuer; and

2. Legal fees of $20,587 to a law firm of which Douglas Eacrett, a director of the Issuer, is an associate.

No investor relations activities were undertaken by or on behalf of the Issuer during the period and no investor relations arrangements or contracts were entered into by the Issuer during the period.

82-2000

REGENT VENTURES LTD.

Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2
Telephone: (604) 669-7775
Fax: (604) 687-3581
Website: www.regentventures.ca

August 26, 2003

Trading Symbol: REV
12g3-2(b): 82-2000

NEWS RELEASE

Quarterly Financial Information

Regent Ventures Ltd. (the "Company") announces that it has filed its quarterly financial report on Form 51-901F for the six months ended June 30, 2003 on the SEDAR system (www.sedar.com). The following is a summary of information contained in the financial report:

Item			June 30, 2003	June 30, 2002
Total assets			$777,534	$785,300
Total liabilities			$63,586	$6,933
Shareholders' equity			$713,948	$661,096
Working capital (deficiency)			($29,483)	$226,029
	Three Months Ended June 30		Six months ended June 30	
Item	2003	2002	2003	2002
Revenues	$37	$294	$116	$436
Expenses	$54,140	$38,191	$100,375	$83,665
Cash raised in the period	$84,500[1]	$283,830[1]	$90,300[1]	$281,330[1]
Cash used in the period	$69,673	$206,565	$85,852	$253,258

Notes: 1. Includes Yukon mining tax recovery of $79,500 in the three months ended June 30 (&78,830 - 2002).

Subsequent to June 30, 2003, on or about July 31, 2003, the Company received approximately $150,000 in cash as proceeds of a flow-through private placement announced July 24, 2003. The funds are being used for the Company's 2003 drilling program on its Red Mountain Property. Please refer to the Company's Quarterly report as filed on the SEDAR system for more particulars, or call the Company.

Red Mountain Property - Royalty Purchase

The Company has purchased a 0.5% net smelter returns royalty from one of the original vendors leaving a residual royalty of 0.5% on the 68 original claims. The Company has a 100% interest in approximately 200 claims for a total of 10,000 acres comprising the Red Mountain Property.

Private Placement

Further to its news release of July 24, 2003, the Company announces the completion of its flow-through private placement of 1,500,000 units at $0.10 per unit. Each unit consists of one common share and one one-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.13 per share. The units are subject to a hold period and may not be traded until December 21, 2003.

Raglan Property

The Company announces that, pursuant an option agreement with Peter Bambic (the "Vendor") of Hull, Quebec with respect to 30,000 acres of mineral claims located in the Ungava region of the Province of Quebec, it has issued 300,000 common shares in its capital to the Vendor at a deemed price of $0.12 per share. The issuance of the shares follows acceptance for filing by the TSX Venture Exchange of the agreement. The shares are subject to a hold period and may not be traded until December 19, 2003. The property is subject to a royalty of 1.0% of Net Smelter Returns to the Vendor.

REGENT VENTURES LTD.

per: [signature]
Eberhard Mueller, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-2000

03 SEP 30 ... 7:21

REGENT VENTURES LTD.

Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2
Telephone: (604) 669-7775 Fax: (604) 687-3581
Website: www.regentventures.ca

September 18, 2003

Trading Symbol: REV
12g3-2(b): 82-2000

2003 EXPLORATION PROGRAM COMPLETED

Regent Ventures Ltd. (the "Company") announces that it has completed its exploration program for 2003 on its Red Mountain Property near Mayo, Yukon Territory.

The focus of the program this year was to test the Treadwell structure at the south end of the Property. Diamond drill hole DD03-39 was drilled to a depth of 442.5 m (1,452 feet) at a dip of minus 60 degrees to test this structure. A number of quartz calcite veins and stockwork zones were intersected. The more significant assay results from the drill hole are set out below:

Depth (metres)		Interval (metres)	Gold (grams per tonne)
From	To		
109.65	110.45	0.80	2.74[1]
235.00	247.00	12.00	1.01[2]
265.00	267.00	2.00	1.20
288.00	289.00	1.00	1.10
300.45	307.00	6.55	2.12[3]
348.00	349.00	1.00	1.20
384.00	385.10	1.10	2.04[4]
415.00	416.00	1.00	1.65
440.00	441.00	1.00	11.3[5]

Notes:
1. Two check assays of this interval returned respectively 19.81 grams/tonne and 5.62 grams/tonne of gold demonstrating a nugget effect in the samples.
2. Includes a 3 metre interval (from 238 to 241 metres) that assayed 3.04 grams/tonne of gold.
3. Includes a 3.55 metre interval (from 300.45 to 304 metres) that assayed 3.27 grams/tonne of gold.
4. This interval also assayed 16.97 ounces/ton of silver.
5. Equivalent to 0.33 ounce/ton of gold.

Also as part of the program, construction was completed on a final access road, which now permits the Company to bring heavy drilling equipment to the property.

The focus for exploration next season will be to conduct drilling on the area of the Property referred to as the 50/50 Fault Zone where previous work has identified a strong multi-element geochemical anomaly (gold/silver) (which can be traced for a distance of over 1,000 metres from the Saddle Zone to Hobo Creek) with a coincident geophysical (IP) anomaly.

The Saddle Zone has had over 30 holes drilled on it which have outlined a broad zone of mineralization over 600 feet in thickness. Drilling in this zone has intercepted high-grade gold values associated with veins, faults and silicified breccias. Diamond drill hole DD02-35 intersected 2 metres grading 15 grams of gold per tonne (6.6 feet grading 0.43 ounce of gold per ton) at a depth of 210 metres, diamond drill hole DD01-28 intersected 3.3 metres grading 19.8 grams of gold per tonne (10.8 feet grading 0.57 ounce of gold per ton) at a depth of 147 metres and diamond drill hole DD94-02 intersected 3.35 metres grading 15.26 grams per tonne (11 feet grading 0.44 ounce of gold per ton) at a depth of 102 metres.

The Company's geologists have indicated that the large volumes of rock containing highly anomalous gold values suggest the presence of a large hydrothermal gold system in the Saddle Zone. Several deep drill holes to test the down dip extension of this Zone will be drilled from stations along Hobo Creek. With the new road, heavy drilling equipment capable of drilling to 3,500 feet has been winterized on site. The Company plans to commence work early in the 2004 season.

The Company is negotiating for the acquisition of an interest in a gold/silver property on the Carlin trend in Nevada. Such a property will enable the Company to conduct active exploration programs year-round. Particulars will be announced when the acquisition is completed.

For further information on the Company and its Property, please refer to the Company's Annual Information Form filed on the SEDAR system (www.sedar.com).

REGENT VENTURES LTD.

per: *"Edward Mueller"*
Ed Mueller, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-2000

03 SEP 30 7:21

FORM 45-103F4

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

Regent Ventures Ltd.
Name of issuer
Penthouse 8, 1060 Alberni Street, Vancouver, BC V6E 4K2
Address
(604) 669-7775
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

January 6, 2003.

4. For each security distributed:
(a) Describe the type of security, and
(b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

500,000 units, each unit comprised of one common share and one two-year non-transferable share purchase warrant, each such warrant entitling the holder to purchase one additional common share at a price of $0.10 on or before January 6, 2005.

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities

distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$0.10	$50,000
Total dollar value of distribution in all jurisdictions (Canadian $)		$50,000

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, in applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price Per Share (Canadian $)
N/A			

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: August 8, 2003.

Regent Ventures Ltd.
Name of issuer or vendor *(please print)*

Douglas E. Bacrett, Director
Print name and position of person signing

[signature]
Signature

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. **The information in this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 *Capital Raising Exemptions*, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
Mercap Investments Inc. Penthouse 8 - 1060 Alberni Street Vancouver, BC V6E 4K2	500,000 units	$50,000	s. 74(2)(9) of the *B.C. Securities Act*

82-2002

03 SEP 30 AM 7:21

FORM 45-103F4

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

Regent Ventures Ltd.
Name of issuer
Penthouse 8, 1060 Alberni Street, Vancouver, BC V6E 4K2
Address
(604) 669-7775
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

August 6, 2003.

4. For each security distributed:
(a) Describe the type of security, and
(b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

Incentive Stock Options - 859,000 common shares exercisable at a price of $0.10 per share on or before June 12, 2005.

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$0.10	$70,900 (if exercised)
Yukon	$0.10	$15,000 (if exercised)
Total dollar value of distribution in all jurisdictions (Canadian $)		$85,900 (if exercised)

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, in applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price Per Share (Canadian $)
N/A			

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: August 8, 2003.

Regent Ventures Ltd.
Name of issuer or vendor *(please print)*

Douglas E. Eacrett, Director
Print name and position of person signing

Signature

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. **The information in this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 *Capital Raising Exemptions*, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
Richard Wilson Penthouse 8 - 1060 Alberni Street Vancouver, BC V6E 4K2	200,000 units	$20,000	s. 74(2)(9) of the *B.C. Securities Act*
Eberhard Mueller Penthouse 8 - 1060 Alberni Street Vancouver, BC V6E 4K2	250,000 units	$25,000	s. 74(2)(9) of the *B.C. Securities Act*
Douglas E. Eacrett 221 - 3rd Avenue New Westminster, BC V3L 1L9	200,000 units	$20,000	s. 74(2)(9) of the *B.C. Securities Act*
Roy Mueller 1506 Centennial Street Whitehorse, YT Y1A 3Z3	150,000 units	$15,000	s. 74(2)(9) of the *B.C. Securities Act*
Gwen Wegner 407 - 2575 Ware Street Abbotsford, BC V2S 3E2	59,000 units	$5,900	s. 74(2)(9) of the *B.C. Securities Act*

82-2030

FORM 45-103F4

03 SEP ... 7:21

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

Regent Ventures Ltd.
Name of issuer
Penthouse 8, 1060 Alberni Street, Vancouver, BC V6E 4K2
Address
(604) 669-7775
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

August 18, 2003 and August 20, 2003.

4. For each security distributed:
(a) Describe the type of security, and
(b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

1,500,000 units, each unit comprised of one common share and one one-year non-transferable share purchase warrant, each such warrant entitling the holder to purchase one additional common share at a price of $0.13 on or before August 20, 2004.

300,000 common shares.

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities

distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$0.10	$150,000.00
Quebec	$0..12	$36,000.00
Total dollar value of distribution in all jurisdictions (Canadian $)		$186,000.00

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, in applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price Per Share (Canadian $)
N/A			

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: August 26, 2003.

Regent Ventures Ltd.
Name of issuer or vendor *(please print)*

Eberhard Mueller, President
Print name and position of person signing

Signature

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. **The information in this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 *Capital Raising Exemptions*, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
Fastrack Capital Partners 2100 - 400 Burrard Street Vancouver, BC V6C 3A6	1,000,000 units	$100,000.00	Section 3.1 of MI 45-103
Stephen Hanson #1650 - 200 Burrard Street Vancouver, BC V6C 3L6	500,000 units	$50,000.00	Section 3.1 of MI 45-103
Peter Bambic 17 Martin Pecheur Hull, PQ J9A 3A6	300,000 common shares	$36,000.00 (deemed)	Section 74(2)(18) of the *Securities Act* (British Columbia)

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Regent Ventures Ltd.
Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2

Item 2. **Date of Material Change**

August 23, 2002

Item 3. **Press Release**

Press Release dated August 23, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer gives an update on its exploration work on its Red Mountain Project and reports that an earlier announced private placement did not close.

Item 5. **Full Description of Material Change**

As reported in our press release July 25, 2002, the Issuer has completed three drill holes in the saddle zone.

> Drill hole 35-02 intercepted 6.7 feet of 0.40 oz/+gold from 719'-726 feet
> Holes 33-02 and 34-02 intercepted anomalous gold values.

Drilling in the saddle zone has identified a 215 feet (65 meters) thick stringer stock work zone at the bottom of DDH 28-01 and extends 180 feet (55 meters) in width from DDH 33-02 to DDH 35-02 and contains pervasive alteration and high grade values.

> 0.40 oz/t over 7 feet in the hole 33 and 11 feet of 0.86 oz/t in hole 28.

This zone remains open in all directions. The consistency and presence of local

high grade values indicates potential for higher grade zones within the low grade stock work at depth. Further diamond drilling to test this structure at depth will be carried out in the next phase of drilling.

New area of Discovery:

During the month of August field crews carried out an extensive program of soil sampling, geophysics and geological mapping. This new area is located near the head of Hobo Creek and approximately 2miles (3kilometers) south of the saddle zone. This program has confirmed several mineralized northwest trending structures overlain by a strong geochemical anomaly. The Issuer is now targeting to diamond drill this in early September.

Financing:

The private placement announced June 18, 02 has not closed. Funding for further exploration work will be provided for by the exercise of outstanding warrants.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Eberhard Mueller, President - (604) 669-7775.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 3rd day of September, 2002.

Douglas Eacrett, Director

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Regent Ventures Ltd.
Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2

Item 2. **Date of Material Change**

November 12, 2002

Item 3. **Press Release**

Press Release dated November 12, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the conclusion and results of its 2002 exploration work on the Issuer's Red Mountain Project.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that it has concluded its exploration work on the Red Mountain Project for the 2002 field season which consisted of chain and compass and GPS gridding, line cutting, ground geophysics (IP mag. VLF) geochemical surveys, geological mapping and diamond drilling.

A total of 950 meters (3145 feet) of NQ core was drilled in six holes. Three of these holes were drilled in the Saddle Zone to test extensions of the high grade intervals encountered in previous drilling. Drill hole DD02-35 intersected 2 metres grading 15 grams of gold per tonne (6.7 feet grading 0.47 ounces of gold per ton) at a depth of 210 metres. Drill holes DD02-35, DD02-33 together with DD01-28 (drilled in 2001) also intersected a broad strongly anomalous zone, open at depth, and over 200 metres (650 feet) thick. This zone of significantly anomalous gold values is punctuated by sparse high gold grades associated with veins, faults and silicified breccias. Such a large volume of rock containing

highly anomalous gold values is unusual and suggests the presence of a large auriferous hydrothermal system in the Saddle Zone.

Item 6. **<u>Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act</u>**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **<u>Omitted Information</u>**

There is no omitted information.

Item 8. **<u>Senior Officers</u>**

Eberhard Mueller, President - (604) 669-7775.

Item 9. **<u>Statement of Senior Officer</u>**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 12th day of November, 2002.

Douglas Eacrett, Director

82-2009

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Regent Ventures Ltd.
Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2

Item 2. **Date of Material Change**

November 20, 2002

Item 3. **Press Release**

Press Release dated November 20, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer has agreed to acquire a property and announces a private placement.

Item 5. **Full Description of Material Change**

PROPERTY ACQUISITION

The Issuer announces that it has entered into an agreement with Peter Bambic of Hull, Quebec, to acquire 100% of the rights to 30,000 acres of mineral claims located in the Ungava region of the Province of Quebec. The property is subject to a royalty of 1.0% of Net Smelter Returns to the Vendor.

The purchase terms require the Issuer to pay Mr. Bambic $30,000 in cash and to issue him 300,000 shares in the capital of the Issuer for the property interest.

The acquisition is subject to acceptance for filing by the TSX Venture Exchange.

The Issuer is negotiating to make additional property acquisitions.

FINANCING

The Issuer has agreed to a $50,000 private placement of 500,000 units of its securities at a price of $0.10 per unit, each unit consisting of one common share and one non-transferable share purchase warrant, with each such warrant entitling the holder to purchase one additional common share of the Issuer at a price of $0.10 per share for two years.

The proceeds from the private placement will be used for the property acquisition referred to above and general working capital.

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Eberhard Mueller, President - (604) 669-7775.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 20th day of November, 2002.

Douglas Eacrett, Director

82-2690

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Regent Ventures Ltd.
Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2

Item 2. **Date of Material Change**

January 13, 2003

Item 3. **Press Release**

Press Release dated January 13, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the completion of a private placement.

Item 5. **Full Description of Material Change**

Further to its news release of November 20, 2002, the Issuer announces the completion of its private placement as to 500,000 units at $0.10 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Issuer at a price of $0.10 per share. The units are subject to a hold period and may not be traded until May 6, 2003.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Eberhard Mueller, President - (604) 669-7775.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 13th day of January, 2003.

Douglas Eacrett, Director

82-2003

03 SEP -3

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Regent Ventures Ltd.
Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2

Item 2. **Date of Material Change**

July 24, 2003

Item 3. **Press Release**

Press Release dated July 24, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the commencement of its 2003 diamond drilling program on its Red Mountain Property, and a private placement financing.

Item 5. **Full Description of Material Change**

Red Mountain Property

Regent Ventures Ltd. (the "Issuer") announces the commencement of its 2003 diamond drilling program on its Red Mountain Property. The drill is on site and, on the recommendation of the Issuer's geological consulting team, the first hole will target a deep intersection of a formation referred to as the Treadwell structure.

Soil geochemistry, geophysics, mapping and satellite imagery indicate that the Treadwell structure and a number of other structures converge at the headwaters of Hobo Creek.

This first hole will have a target depth of 365 metres (approximately 1200 feet).

Flow-through Private Placement

The Issuer further announces that it has agreed to a \$150,000 private placement of 1,500,000 units of its securities at a price of \$0.10 per unit, each unit consisting of one common share and one non-transferable share purchase warrant, with each such warrant entitling the holder to purchase one additional common share of the Issuer at a price of \$0.13 per share for one year. The private placement will be issued on a flow-through basis. A finder's fee calculated in accordance with the policies of the TSX Venture Exchange is to be paid in cash in connection with the private placement.

The proceeds of the private placement will be used for exploration at the Issuer's Red Mountain project.

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Eberhard Mueller, President - (604) 669-7775.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 24th day of July, 2003.

Douglas Eacrett, Director

82-2000

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Regent Ventures Ltd.
Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2

Item 2. **Date of Material Change**

September 18, 2003

Item 3. **Press Release**

Press Release dated September 18, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that it has completed its exploration program for 2003 on its Red Mountain Property near Mayo, Yukon Territory.

Item 5. **Full Description of Material Change**

The Issuer announces that it has completed its exploration program for 2003 on its Red Mountain Property near Mayo, Yukon Territory.

The focus of the program this year was to test the Treadwell structure at the south end of the Property. Diamond drill hole DD03-39 was drilled to a depth of 442.5 m (1,452 feet) at a dip of minus 60 degrees to test this structure. A number of quartz calcite veins and stockwork zones were intersected. The more significant assay results from the drill hole are set out below:

Depth (metres)		Interval (metres)	Gold (grams per tonne)
From	To		
109.65	110.45	0.80	2.74[1]
235.00	247.00	12.00	1.01[2]
265.00	267.00	2.00	1.20
288.00	289.00	1.00	1.10
300.45	307.00	6.55	2.12[3]
348.00	349.00	1.00	1.20
384.00	385.10	1.10	2.04[4]
415.00	416.00	1.00	1.65
440.00	441.00	1.00	11.3[5]

Notes:

1. Two check assays of this interval returned respectively 19.81 grams/tonne and 5.62 grams/tonne of gold demonstrating a nugget effect in the samples.
2. Includes a 3 metre interval (from 238 to 241 metres) that assayed 3.04 grams/tonne of gold.
3. Includes a 3.55 metre interval (from 300.45 to 304 metres) that assayed 3.27 grams/tonne of gold.
4. This interval also assayed 16.97 ounces/ton of silver.
5. Equivalent to 0.33 ounce/ton of gold.

Also as part of the program, construction was completed on a final access road, which now permits The Issuer to bring heavy drilling equipment to the property.

The focus for exploration next season will be to conduct drilling on the area of the Property referred to as the 50/50 Fault Zone where previous work has identified a strong multi-element geochemical anomaly (gold/silver) (which can be traced for a distance of over 1,000 metres from the Saddle Zone to Hobo Creek) with a coincident geophysical (IP) anomaly.

The Saddle Zone has had over 30 holes drilled on it which have outlined a broad zone of mineralization over 600 feet in thickness. Drilling in this zone has intercepted high-grade gold values associated with veins, faults and silicified breccias. Diamond drill hole DD02-35 intersected 2 metres grading 15 grams of gold per tonne (6.6 feet grading 0.43 ounce of gold per ton) at a depth of 210 metres, diamond drill hole DD01-28 intersected 3.3 metres grading 19.8 grams of gold per tonne (10.8 feet grading 0.57 ounce of gold per ton) at a depth of 147 metres and diamond drill hole DD94-02 intersected 3.35 metres grading 15.26 grams per tonne (11 feet grading 0.44 ounce of gold per ton) at a depth of 102 metres.

The Issuer's geologists have indicated that the large volumes of rock containing highly anomalous gold values suggest the presence of a large hydrothermal gold system in the Saddle Zone. Several deep drill holes to test the down dip extension of this Zone will be drilled from stations along Hobo Creek. With the new road, heavy drilling equipment capable of drilling to 3,500 feet has been winterized on site. The Issuer plans to commence work early in the 2004 season.

The Issuer is negotiating for the acquisition of an interest in a gold/silver e Carlin trend in Nevada. Such a property will enable The Issuer to conduct active exploration programs year-round. Particulars will be announced when the acquisition is completed.

For further information on The Issuer and its Property, please refer to The Issuer's Annual Information Form filed on the SEDAR system (www.sedar.com).

Item 6. Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Eberhard Mueller, President - (604) 669-7775.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 19th day of September, 2003.

"Douglas Eacrett"
Douglas Eacrett, Director

82-2000

TSX venture EXCHANGE

August 18, 2003

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Douglas E. Eacrett

Dear Sirs\Mesdames:

Re: REGENT VENTURES LTD. ("REV")
Property-Asset Acquisition – Submission #85999

This is to confirm that TSX Venture Exchange has accepted for filing documentation with respect to an Option Agreement dated June 12, 2003 between the Company and Peter Bambic whereby the Company has been granted an option to acquire a 100% undivided right, title and interest in the Raglan Property that is located in the Ungava region of Quebec. Consideration is $30,000 and the issuance of 300,000 common shares of the Company. The property is subject to a 1% net smelter return royalty that is retained by Mr. Bambic.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6535 / FAX: (604) 844-7502 / EMAIL: justine.wong@tsxventure.com.

Yours truly,

Justine Wong
Analyst
Corporate Finance

JW\nl

cc: Regent Ventures Ltd.

File: ::ODMA\PCDOCS\DOCP\1164194\1

82-2000

TSX venture EXCHANGE

03 SEP 30 7:21

August 20, 2003

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Douglas E. Eacrett

Dear Sirs\Mesdames:

RE: REGENT VENTURES LTD. ("REV")
Private Placement-Non-Brokered – Submission No. 86000

This is to confirm that TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced July 24, 2003:

Number of Shares:	1,500,000 flow-through shares
Purchase Price:	$0.10 per share
Warrants:	1,500,000 share purchase warrants to purchase 1,500,000 flow-through shares
Warrant Exercise Price:	$0.13 for a one year period
Number of Placees:	2 placees

Insider / Pro Group Participation:

Name	Insider=Y / ProGroup=P / New Insider=N [in the event warrants are exercised]	# of Shares
Fastrack Capital Partners (Harold Hodgson/John Rybinski/ John Tognetti)	P	1,000,000

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly. Note that in certain circumstances the Exchange may later extend the expiry date of the warrants, if they are less than the maximum permitted term.

Suite 2700, P.O. Box 11633, 650 West Georgia Street, Vancouver, BC Canada V6E 4N9
TEL (604) 689-3334 FAX (604) 688-6041 www.tsx.ca

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6535 / FAX: (604) 844-7502 / EMAIL: justine.wong@tsxventure.com.

Yours truly,

Justine Wong
Analyst
Corporate Finance

JW\le
Cc: Regent Ventures Ltd.

File: ::ODMA\PCDOCS\DOCP\1165230\1

82-2000

03 SEP ... 7:21

TECHNICAL REPORT ON THE 2002 EXPLORATION PROGRAM HOBO CEEK PROPERTY RED MOUNTAIN AREA, YUKON

Mayo Mining District, Yukon

Location: 1. 380 km NE of Whitehorse, Yukon
2. NTS Map Area 115 P/15
3. Latitude: 63° 58'N
Longitude: 136° 45'W

For: **REGENT VENTURES LTD**
Penthouse #8 – 1060 Alberni Street
Vancouver, B.C.
V5T 4K2

By: R. Allan Doherty, BSc., P.Geo.
Aurum Geological Consultants Inc.
3151B 3rd Avenue
Whitehorse, Yukon
Y1A 1G1

May 26, 2003

TABLE OF CONTENTS

LIST of FIGURES

LIST of TABLES

1. SUMMARY

Regent Ventures Ltd., Red Mountain property consists of 205 contiguous mineral claims centred on a quartz monzonite stock, within the McQuesten map area, Yukon. The claims are accessible by helicopter, from Mayo (55 km SE) or Dawson City (135 Km W). A rough four-wheel drive road leads from the Clear creek road to placer gold workings on Hobo Creek, which flows northwest from the property to the South Klondike River. The property is a target for Tintina Gold Belt – Tombstone Suite (91 ± 1 Ma) intrusion related gold deposits. These can range between low-grade disseminated gold, to high-grade vein and vein breccia gold mineralization.

The claims cover three and possibly more exposures of Tombstone Suite plugs or dykes of biotite granite to quartz monzonite composition. The intrusions cut mid-Proterozoic Hyland Group quartzite, phyllites and shales with minor limestone.

Renewed interest in the ground developed in 1991 when significant gold mineralization was discovered at Dublin Gulch, Yukon using the Fort Knox, Alaska deposit model. In 1992, Brian Lueck and Bob Wondga staked the BX 1-8 claims based on gold silt anomalies in Hobo creek, reported in GSC Open File 1650. Regent Ventures Ltd. optioned the claims in 1993 and has held them since, completing a 35 line-kilometres of gridding, soil sampling, magnetometer and VLF-EM surveys. Results were encouraging and included a 100 m by 70 m area of >100 ppb Au in soils on a prominent saddle northeast of the headwaters of Hobo Creek.

In 1994 and 1995 Regent drilled 18 NQ core drill holes totalling 2158 m, and nine reverse circulation holes totalling 1232 m. Drilling in the same area produced more encouraging results wit drill core intercepts in holes DD94-1 and 2 including 1,83 meter grading 27.98 gm/T Au and three other intercepts of >1 gm/T Au. The RC holes in 1995 returned weighted averages of 5.38 gm/T Au over 6.10 m and 8.65 gm/T Au over 3.05 m at 33 m and 72 m depth respectively in holes RC95-1 and RC95-5. Drilling in 2001 produced similar results and compilation of the data reveals a distinct northwest trending cluster of drill intercepts in seven holes (RC95-4, 5, 6; DD95-1,10; DD01-28, and DD95-1) over a 100 m strike length on a distinct 320° strike. The strike of the trend is coincident with a mapped fault and intrusive hornfelsed contact.

The 2002 exploration program on the BX claims consisted of: Chain and compass and GPS gridding; Line cutting: 30,825 m; Ground geophysics (IP): 21,234 m in 15 N030°-trending lines, one 120°-trending control line (Regent Camp Grid); 3,841 m in 4 east-west-trending lines (Ice grid); Geochemical survey: 512 soil samples (267 in Regent Camp Grid infill survey, and 245 in the Ice Grid); 1:1,000 scale geological mapping of the Regent Camp Grid; Diamond drilling: 949 m of core in 6 drill holes.

The 2002 exploration program and data compilation indicates that the Saddle Zone mineralization, is structurally complex. At least two shallow dipping faults offset and possibly help control the location of mineralization.

2. INTRODUCTION AND TERMS OF REFERENCE

This report was prepared at the request of Ed Mueller of Regent Ventures Ltd. Its purpose is to assess the property's economic potential and to satisfy the standards of disclosure for mineral projects under National Instrument 43-101 through a description of exploration work carried out on the BX, WBX and JB claims in 2002. The author also supervised exploration work conducted previously in 2000, and 2001. The BX, WBX and JB Claims were covered by regional 1:50,000 scale mapping completed in 1993 by the Canada/Yukon Geoscience Office (Murphy and Heon, 1994). A private report on the 2002 exploration activities was completed in October 2002 by Anna Fonseca, M.Sc., for Regent Ventures Ltd.

Exploration work carried out in 2002 on the BX etc., claims consisted of:

Chain and compass and GPS gridding; Line cutting: 30,825 m; Ground geophysics (IP): 21,234 m in 15 N030°-trending lines, one 120°-trending control line (Regent Camp Grid); 3,841 m in 4 east-west-trending lines (Ice grid); Geochemical survey: 512 soil samples (267 in Regent Camp Grid infill survey, and 245 in the Ice Grid); 1:1,000 scale geological mapping of the Regent Camp Grid; Diamond drilling: 949 m of core in 6 drill holes.

The work, was carried out between May 15 and September 9, 2002 by a crew consisting of Corwin Coe (project Manager), Anna Fonseca (On-site Geologist), Roy Mueller, Scott McLeod, Bob Keenan, Ryan Coe, and Jeff Bridge. Geophysical work was contracted to Scott Geophysics of Vancouver. Diamond drilling was contracted to Delorme Drilling. Al Doherty of Aurum Geological Consultants Inc. supervised the exploration work carried out during the 2001 and 2002 field seasons.

Most of the data and maps presented in this report were compiled and written by Anna Fonseca during the 2002 exploration program and are detailed in Fonseca (2002).

3. DISCLAIMER

Although silt and soil analytical data, derived from assessment reports from Lueck (1993, 1994), Lueck and Phillip (1994), and Penner (1996) have been compiled on figures in this report, the author assumes no responsibility for the validity of analytical results other than those collected by Aurum. In reviewing, referencing and reporting on property data, the author has not, to his knowledge, relied on the opinion or statement of other experts who are not qualified persons. Figures drafted for this report were completed in GIS format by Anna Fonseca, from the 2002 program and from previous data compilations.

4. PROPERTY DESCRIPTION AND LOCATION

The claims are located 135 km east of Dawson City, Yukon (Figure 1 & 2). The claims, covering an area of approximately 4100 hectares, are centred at approximately 63° 58' N latitude and 136° 45' W longitude within NTS map area 115 P/15.


RED MOUNTAIN
0
100 Km

Figure 1. Location map showing Red Mountain property and major Yukon roads and towns.


RED MOUNTAIN
100
0
100 Km

Figure 2. Physiographic regions of Yukon. Red Mountain property is located in the northwestern portion or Stewart Plateau.

The property consists of 196 contiguous unsurveyed two-post quartz claims (Figure 3), staked in accordance with the Yukon Quartz Mining Act. All the claims are in either the Mayo or Dawson Mining District as indicated on Table 1. Current claim status is shown on Yukon Quartz Sheet 115 P-15. At the date of this report, Mining records show all claims registered to Regent Ventures Ltd.

In 2002 expenditures of $320,000 were completed on the Regent Ventures Ltd on the claims, and the results are reported here, and in more detail in an internal report by Fonseca (2002).

In accordance with the Yukon Quartz Mining Act, yearly extensions to the expiry dates of quartz claims are dependent upon conducting $100 of work per claim or paying the equivalent cash in lieu of work. Work must be filed in the year the work was completed. Excess work can be used to extend expiry dates up to maximum of four years. Assessment costs can be applied to adjoining claims through filing grouping

certificates. Filing a statement of work and costs and submission of an assessment report to the Mayo Mining Recorder verifying completion of the work, are also required no later than six months after the anniversary date of the claim.

The Claim data as of May 26, 2003 are as follows:

TABLE 1 Red Mountain Claim Data

CLAIM NAME	GRANT NUMBERS	Number of Claims	MINING DISTRICT	EXPIRY DATE*
BX 1-8	YB41142-YB41149	8	DAWSON	2012/11/30
BX 13-68	YB42139-YB42194	56	DAWSON	2010/11/30
BX 70-71	YC20907-YC20908	2	DAWSON	2006/07/27
BX 72-73	YC02788-YC02789	2	MAYO	2007/07/27
BX 69	YC20900	1	DAWSON	2006/07/13
DJ 3-5	YC02898-YC02900	3	MAYO	2002/09/07
DJ 6-22	YC09901-YC09917	17	MAYO	2003/09/07
DJ 24	YC09919	1	MAYO	2003/09/07
DJ 26	YC09921	1	MAYO	2003/09/07
DJ 28	YC09923	1	MAYO	2003/09/07
JB 1-8	YC01668-YC01675	8	MAYO	2008/03/31
JB 21-28	YC01688-YC01695	8	MAYO	2008/03/31
JB 41-46	YC01708-YC01713	6	MAYO	2008/03/31
JB 61-64	YC01728-YC01731	4	MAYO	2008/03/31
JB 75-80	YC01742-YC01747	6	MAYO	2008/03/31
JB 91-96	YC01758-YC01763	6	MAYO	2008/03/31
WBX 2-20	YB48171-YB48189	19	DAWSON	2008/11/30
WBX 21-26	YB48262-YB48267	6	DAWSON	2008/11/30
WBX 29-38	YB48268-YB48277	10	DAWSON	2008/11/30
JD 1-22	YC21062-YC21083	22	DAWSON	2003/09/21
MAX 1-9	YC20909-YC20917	9	DAWSON	2003/07/02

*** The Yukon Government granted a one-year assessment holiday for all claims in good standing as of March 31, 2003. This additional year has not been added to the expiry date listed here.**

A Yukon Land Use Permit (#YA2F895) was submitted by Tintina Consultants of Whitehorse in February 2002 and approved on April 24, 2002 to re-route part of the tote trail away from Hobo Creek. This trail upgrade will considerably shorten the distance and time required to reach the property from the Clear Creek road with runs east off the Klondike highway at kilometer post 612. In previous years travel time from the Klondike highway to the property could take up to four hours or more. A Mining Land Use Permit (LQ0006) is valid until 2009.

The claims are located within the Traditional Territory of the Na'Cho N'Y'Ak Dun First Nation, which has its land claim settled.


Boundary of Regent Ventures' Quartz Claims
Boundary of BX and WBX claims
500 0 500 m

Figure 3. Quartz Claims map

5. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the property is by helicopter, based in Mayo 55 km to the southeast. Alternatively, helicopters are available in Dawson City. The Clear Creek Road, coming in from the Klondike highway (#2), provides four-wheel drive road access to the area through the adjoining Regent Ventures Ltd claims over Hobo Creek. The Clear Creek Road is not maintained and is usable only during the summer months. During the 2002 field season a new section of roads was constructed to shorten the route and reduce stream crossings.

The BX, WBX and JB Claims are situated in the partly unglaciated Stewart Plateau. Although Pleistocene glaciation scoured the major drainages in the area such as Sprague Creek, most of the property, higher elevations in particular, escaped the effects of glaciation. Topography is moderate to rugged and is characterized by rounded hills, ridges and a dendritic drainage system. The claims cover the upper end of the Hobo Creek drainage ridge northwest of Red Mountain. Elevations on the property range from 1100 m (3600') at base camp to approximately 1680 m (5500') at the southern boundary of the claims. Outcrop exposure is poor to fair (approximately 10%) with almost no exposures on lower ridge slopes and forested areas. Most of the property is covered by felsenmeer and talus fines.

An interior continental climate with precipitation of about 31 cm annually, warm summers and cold winters typifies the area. Permafrost is common, especially on the steeper north and east facing slopes and lower forested areas. Most of the property is above treeline. Below 1200 m (4000') elevation ground cover consists of alpine fur, sparse spruce forest, alder, dwarf willow and birch. The area above treeline is mostly lichen-covered rock with sparse moss and alpine plant cover.

The Town of Mayo (Population 418) is the closest centre for obtaining groceries, fuel, accommodation and some limited rental and contracted exploration services. Trans North Helicopters maintains a summer helicopter base at Mayo airport and there is normally a single engine Otter on floats working out of Mayo. Mayo is also the location of the Mayo District Mining Recorders office, and Mining Land Use Inspections and Land Use and Resource Management Officer. The property is within the Nacho Nyak Dun First Nation traditional territory. There is a 4 Kilowatt Power station just north of Mayo and a transmission line is under construction between Mayo and Dawson.

The exploration season in this part of the Yukon normally extends from late May to late September but cool rainy conditions and snow-storms are not uncommon in late August and September. The months of June through September are normally free of snow cover.

There is ample water and numerous nearby areas that could provide processing plant and tailings sites.

6. HISTORY

The BX claims 1-68 (YB41142), were staked in June 1993 by Brian Lueck and Robert Wondga, based on a gold regional stream silt anomaly in Hobo Creek and because of proximity to known mineralization on adjoining claims to the south. They subsequently optioned the claims to Regent Ventures Ltd. Regent Ventures carried out a soil sampling program in 1993. In 1994 the company staked BB claims 1-102 (YB42376), WBX claims 1-38 (YB48171), Rev claims 1-86 (YB43179), and JJ claims 1-60, and carried out trenching, geological mapping, and diamond drilling (6 diamond drill holes, or 534 m).

In 1995 Regent Ventures built a winter access road along Ballard Creek, and drilled 9 reverse circulation holes (1233 m) during the spring. In the summer or 1995, the company carried out soil geochemical survey, magnetometer and VLF-EM surveys, silt sampling in the Rev and DLO claims, and drilled 12 diamond drill holes (1,625 m). In 2001, Regent Ventures drilled 5 diamond drill holes (1,281m) in the Saddle Zone (BX claims).

7. GEOLOGICAL SETTING

7.1 Regional Geology

The BX, WBX and JB Claims are situated within the Selwyn Basin, part of the Ominica Belt (Wheeler, et al., 1991), Figure 4. The geology of the McQuesten map area has been mapped by H.S. Bostock (1964), at a scale of 1:253,440. More recently the area has been mapped at 1:50,000 scale by the Yukon Geological Survey formerly the Yukon/Canada Geoscience Office (Murphy et al. 1993; Murphy and Heon, 1994).

The Selwyn Basin as described by Abbott, 1986 is used here to define the part of the cordilleran miogeocline comprised of Precambrian to Jurassic sedimentary rocks, deposited along the western margin of ancient North America. The eastern margin of the basin is marked by the Paleozoic shale - carbonate contact while the western margin is defined by the Teslin fault or suture. The sedimentary basin was active from the late Proterozoic to Middle Jurassic time (Abbott, 1986). All of the large stratabound, sediment hosted lead - zinc deposits in the northern Canadian Cordillera are found within the Selwyn Basin.

Two suites of granitoid intrusives, ranging from Paleozoic to Cenozoic age, related to underplating and or subduction, are found on both sides of the Tintina fault (Figure 5). Granitoid emplacement peaked during the Early - Middle Cretaceous (Tempelman-Kluit, 1981). The Western Suite granitoid intrusives found west and southwest of the Selwyn Basin are predominantly granodiorite in composition and are associated with porphyry copper - molybdenum and copper skarn deposits (Figure 5).


0
100 km

Figure 4. Selwyn Basin Geology. Inset shows regional geology of Red Mountain area, and major units discussed in the text.

The Eastern or Selwyn Plutonic Suite of granitoid intrusives are distributed along a northwest trending arcuate belt within the Selwyn Basin. The granitoids are mainly granitic in composition and are associated with tin, tungsten, and molybdenum mineralization. The Dublin Gulch gold deposit is hosted by a quartz monzonite pluton of the Selwyn Plutonic Suite (Tempelman-Kluit, 1981).

Recent age dating by J. Mortensen at the University of British Columbia, places two nearby Cretaceous granitoid stocks similar in composition to the one underlying the BX, WBX and JB Claims, at 91 and 93 Ma which is within the age range of the Tombstone Plutonic Suite (Murphy and Heon, 1994).


Cretaceous Intrusive Rocks
Undivided Selwyn Suite
Tombstone Suite
Whitehorse-Coffee Creek Suite
Anvil-Cassiar Suite
Red Mountain
0
100 Km

Figure 5. Principal Cretaceous plutonic suites that constitute Tintina Gold Province in Yukon.

The Tintina fault generally follows the Mesozoic suture, which separates ancestral North America from the composite accreted terrane, the Yukon - Tanana Terrane. At least 450 km of dextral strike slip movement has taken place along the Tintina fault since latest Cretaceous or Early Tertiary time (Tempelman-Kluit, 1979). This has caused western parts of the Selwyn Basin to be offset and juxtaposed against itself along the Tintina fault.

Unfoliated, variably magnetic quartz-bearing dikes intruding the sedimentary sequence in the core of BX claims, and a body immediately south of BX claims were mapped and dated by Murphy and Heon (1996). Ages and mineralogy are correlative with other Tombstone Suite plutons in the area. The dikes yielded a 91.6+/-0.6 Ma age, whereas the intrusive body to the south of BX claims was interpreted as a 92.3+/-0.8 Ma stock. Detailed mapping by Doherty and VanRanden (1994) demonstrated that the intrusive is sill-shaped. Regional airborne magnetics obtained from the Geological Service of Canada from 800 m spaced flight lines show an unusually large magnetic response underlying the Red Mountain "Stock" and dikes (Figure 6), implying that the outcropping sill and dikes may be spatially associated with a larger, burried pluton.



Figure 8. Surface extent of Cretaceous plutonic rocks (hatched) overlain on regional airborne magnetics image. Note the unusually large magnetic high feature surrounding sill and dikes in the Red Mountain area.

7.2 Property Geology

The geology of part of the BX, WBX and JB Claims has been mapped at a scale of 1:10,000 scale by Amax of Canada Ltd. (Kidlark, 1980) and more recently as part of 1:50,000 scale regional mapping (Murphy and Heon, 1994). Lueck (1994) mapped the Saddle Zone at 1:5,000 scale.

The area was re-mapped in 2002 at 1:2000 scale. The geology of the zone (Figure 7 & 8) consists of strongly foliated, polydeformed clastic and volcaniclastic rocks of interpreted Cambrian age. Clastic rocks are maroon and green shale and black pyritic shale of Narchilla Formation exposed on creek beds and valley bottoms; white to tan, fine- to coarse grained quartz-wacke (white grit unit) exposed on road cuts at intermediate elevations; grey to tan, noncalcareous shale forming recessive rubble on hill tops and saddles, and in road cuts at upper elevations.

Dark green, fine-grained, weakly foliated, disseminated sulphide-bearing, volcaniclastic rocks of Gull Lake Formation overlay black pyritic shales of Narchilla Formation, and are capped by a sequence of shale to white grit.

The sedimentary sequence is intruded by a swarm of undeformed, northwest approximately 330°) trending biotite-quartz-monzonite dikes of variable width (<1 m to >20 m). In the northern end of the property, sedimentary rocks are and overlain by undeformed, coarse-grained volcanic rocks and a surrounding tourmaline-breccia zone. The dike swarm forms the centre of mineralization in the Saddle Zone. The volcanic unit has similar mineralogy to that of the dike swarm, and is tentatively interpreted as its extrusive counterpart. It must be noted that no other extrusive rocks related to Tombstone Suite are reported elsewhere in Tintina Gold Province.

Sedimentary, volcanic, and intrusive rocks are truncated by a number of inferred normal faults. The 50/50 Fault forms the most prominent topographic and linear multi-element geochemical feature in the property, and truncates the sedimentary sequence, but does not disrupt the dike swarm. Figure 9, shows the trace of the 50/50 fault and the multi-element geochemical anomalies down-slope from the fault. It is interpreted as a moderate to steeply (approximately 50°) west- to northwest-dipping normal fault with grey to brown shale in the hanging-wall, and white grit in the footwall. Geological interpretations from drill hole sections and interpolation of surface mapping show at least five shallowly southeast-dipping normal faults that truncate the sedimentary sequence and dikes, and may constitute important controls over the location and limits of gold mineralization. These faults are related to, but at an angle to mineralized breccia zones (Figure 10).

The most significant, and best constrained, flat-lying faults are observed in cross-sections near 1480m and 1425m elevations. Several cross-sections show a correlation between anomalous to high gold grades and the flat-lying structures.


Legend
Road or trail
Fault - observed, approximate, inferred
Contact - observed, approximate, inferred
Alteration
Tourmaline-breccia and tourmaline-quartz-breccia
Ferricrete
Magmatic rocks
Cretaceous - Tombstone Suite
biotite-quartz-monzonite (dikes)
undeformed sub-volcanic to volcanic rocks
Layered rocks
Cambrian - Gull Lake Formation
variously hornfelsed siltstone to sandstone
grey to brown shale
foliated mafic volcanic rocks
Cambrian - Narchilla Formation
white quartz wacke (medium- to fine-grained)
white conglomerate (quartz wacke composition)
maroon and green shale, black to grey pyritic shale
Inset

Figure 7. Property geology - Camp Grid. Inset shows quartz claims in which 1:2,000 scale geological mapping was done.



Figure 8. Property geology - Ice Grid. Inset shows quartz claims in which 1:4,000 scale geological mapping was done.


Au in soils
0 - 10 ppb
10.1 - 25 ppb
25.1 - 50 ppb
50.1 - 100 ppb
100.1 - 150 ppb
150.1 - 200 ppb
200.1 - 350 ppb
350.1 - 500 ppb
500.1 - 600 ppb
Ag in soils
0 ppm
1 - 3 ppm
4 - 10 ppm
11 - 22 ppm
23 - 50
Zn in soils
14 - 42 ppm
43 - 58 ppm
59 - 75 ppm
76 - 106 ppm
107 - 209 ppm
Pb in soils
2 - 99 ppm
100 - 286 ppm
287 - 586 ppm
587 - 1149 ppm
1150 - 2530 ppm

Figure 9. Multi-element soil geochemical anomaly associated with (down-slope from) the 50/50 Fault. Inferred and observed trace of the fault in black.


25 m

Figure 10. Cross-section L3+75N (030° azimuth, looking northwest) showing two southwest-dipping breccia zones.

8. DEPOSIT TYPES

The BX, WBX and JB Claims is situated within the McQuesten mineral belt (Aho, 1963) and is located on the northern limb of the east trending McQuesten anticline.

The McQuesten mineral belt is 30 to 50 kilometres wide and extends from Clear Creek, in the west, to the Mayo area, in the East (Emond, 1986). It forms a small part of the larger (2000 km) Tintina Gold Belt. It consists of a major transverse zone of ENE trending folds, Cretaceous felsic intrusions, and related mineralization. The continuity of the McQuesten anticline throughout most of the McQuesten mineral belt, similarities in rock type, structure, and mineralization have led to the conclusion that the area is one metallogenic district. Intrusion of felsic stocks parallel to the regional fold axes indicates spatially and probably temporally related fault controlled mineralization (Emond, 1986). Mineralization consists of; tin-tungsten and gold skarns, silver-lead-zinc veins, silver-lead-antimony veins, and intrusive hosted gold. The McQuesten mineral belt has historically and currently active placer camps. Gold mineralization associated with felsic stocks has been found nearby at Clear Creek, Dublin Gulch, Scheelite Dome, and at the

McQuesten and Aurex properties just west of United keno Hill Mines. The area has seen considerable exploration activity for intrusive related hosted gold mineralization since 1990.

In the late 1990's the terms Tombstone Suite and Tintina Gold Belt became commonly used to describe that area extending for over 2000 km across central Alaska and the Yukon and containing 91 +/- 1 MA felsic intrusions that often host low grade bulk tonnage and high grade gold deposits both within the intrusions and surrounding country rock (See Goldfarb et. al., 2000). Gold deposits of the province have certain similar characteristics, such as spatial and temporal association with mid-Cretaceous magmatism, Bi-W-Te signature in granitoid stock-hosted mineralization, As-Sb signature in sedimentary-rock-hosted and dike-hosted mineralization (Goldfarb and others, 2000).

Tintina Gold Province contains over half of the current gold resources of Alaska and Yukon (Flannigan and others, 2000). Significant gold resources were outlined at Fort Knox (5.4 Moz), Donlin Creek (23 Moz), Pogo (5.8 Moz), True North (0.79 Moz), Brewery Creek (0.85 Moz), Dublin Gulch (4.1 Moz) (Hart and others, 2002).

9. MINERALIZATION

Known mineralization is spatially and temporally related to the granitic stock. Arsenopyrite-pyrite-pyrrhotite-quartz veins and fractures are found within the quartz monzonite stock and adjacent to it in locally developed hornfelsed zones. Brecciated and tourmalinized zones are found in the quartz monzonite. Pyrite is disseminated locally within the stock and is ubiquitous in the surrounding hornfels.

High-grade mineralization was intersected in drill holes as:

• Free gold in a <2cm quartz-pyrite-chalcopyrite vein hosted in pervasive chlorite altered biotite-quartz-monzonite dike (drill hole DD01-28). Quartz is present as anhedral translucent masses and euhedral open-space filling crystals. The vein yielded a 46,070 ppb gold.

• Gold associated with coarse, euhedral arsenopyrite in shallowly northwest-dipping breccia zones (drill holes DD02-35, RC95-08,RC95-01). The breccias are related to or truncated by flat-lying faults described below, and have quartz-sulphide or quartz-tourmaline matrix. Significant gold grades in breccia zones range from 1200 to >20000 ppb.

• Shallowly southeast-dipping faults that truncate sedimentary rocks and dikes. Gold grades range from anomalous values to 14190 ppb (RC95-08).

Low grade mineralization is observed in drill hole cross-sections as:

• A broad, >200 m thick, low grade envelope surrounding the dike swarm. The low grade zone is open laterally and at depth.

• Gold associated with arsenopyrite-stringer stockwork zones (DD01-28, DD02-33, DD02-35) hosted in strongly to pervasively chlorite-altered grit and shale. Dumortierite and tourmaline alteration is locally moderate to intense. Gold values range from anomalous to 2600 ppb.

• Steeply dipping massive sulphide (arsenopyrite-pyrite+/-chalcopyrite, marcassite, pyrrhotite). Gold grades range from anomalous to >1,400 ppb.

10. EXPLORATION

Various, soil and rock sampling programs, trenching and core and RC drilling have been carried out on the property since 1993. Work programs are documented in reports by Lueck (1993, 1994), Lueck and Phillip (1994), and Penner (1996). Work prior to and including the 2001 work is reviewed and documented in Doherty (2002). A detailed field report was completed on the 2002 exploration program by Fonseca (2002).

10.1 Line Cutting and Gridding

A total of 30.8 km in 27 lines were cut for geophysical and geochemical surveys (Figure 11). The 1995 soil survey grid was re-established, with base-line oriented at 120° azimuth. UTM locations were recorded for most lines at base-line and at opposite ends. Geophysical (IP) and geochemical infill surveys were run along the cut lines. A 996 m cut tie line connects the BX base-line to the base-line of Ice Claims to the south.

10.2 Soil Geochemistry

A total of 267 soil samples from the Regent camp grid (inset A, Figure 12) were collected, analyzed for 35 elements in Acme Labs of Vancouver, and plotted to infill the 1995 soil geochemical survey with 50 metre-spaced lines and 25 metre-spaced stations. Analytical results are consistent with the Au distribution pattern observed in the 1995 survey. Additionally, the survey revealed a new northwest-trending anomaly to the southwest of Hobo Creek, with values ranging from 65 to 595 ppb Au, coincident with an IP anomaly.

Another soil geochemical survey was carried out in the southern-most portion of the BX claims (Ice Grid, Inset B Figure 12), adjacent to ASC's Ice property. 245 samples were collected, analyzed for 35 elements in Acme Labs of Vancouver, and plotted in GIS format, (Figure 13). Soil samples are anomalous in Au, AS, Bi, Sb, ± Cu, ±(Pb, Zn).


0
1 km
0
1 km

Figure 11. Location of cut lines with respect to topography and quartz claims.


Boundary of Regent Ventures' Quartz Claims
Soil Grid Lines
0
500 m
0
500 m

Figure 12. Location of the 2002 soil geochemical survey grid lines within Regent Ventures' claims.


Camp Grid
Au in soils
Au in soils - contoured
0
500 m
Ice Grid
N

Figure 12. Soil geochemical survey. Gold in soils in Camp Grid (top) and Ice Grid (bottom)

10.3 IP Chargeability and Resistivity

Geophysical work consisted of 25 m spaced pole dipole induced polarization (IP) survey extending 27,392 m in 15 northeast (030°) trending lines plus a 120°-trending control line. Lines were spaced by 100 m, and individual lines measured between 1550m and 2000 m in length. The geophysical work was carried out to determine if the styles of mineralization intersected in drill core can be fingerprinted as a chargeability high, resistivity low, or combination of both. An analysis of the pseudosections shows very subtle to absence of IP anomalies in the areas were high grade mineralization was intersected in drill core. The locations of the 2002 geophysical grid lines are shown in Figure 14, and IP survey contour plans for the Camp Grid and Ice Grid are shown in Figures 15 and 16.

Pseudosections of the Red Mountain camp grid show two broad, prominent zones of high chargeability and conductivity plus a number of more subtle and smaller anomalous zones.

The most prominent anomaly extends from the valley to the northwest of Hobo Creek and into lines 12N to 18N, where the anomalous surface is very wide, and is interpreted as approaching surface. This wide anomaly is interpreted as being the surface trace of a pyritic black shale unit in Narchilla Formation. Sparse rubblecrop of black shale was noted around lines 18N to 20N, and in diamond drill hole DD02-36, which targeted a subtler coincident chargeability high and resistivity low. Black shales in DD02-36 have widespread disseminated pyrite and pyrrhotite, which produce a strong response to the ohm-metre, and is the most likely cause of the bulk chargeability high signal, whereas its graphitic character causes the resistivity low. A second, prominent anomalous zone coincides with the surface projection mapped for the 50/50 fault and with a linear geochemical trend anomalous in Au, Ag, Zn, and Cu. This geochemical/IP target remains untested.

Another geophysical survey (IP and Ground Magnetics) was run in the southern portion of Regent Ventures' claims, in conjunction with ASC Industries Ltd. The portion of the survey in Regent's property consisted of 3,841 m in 4 east-west-trending lines with 25-metre spaced stations. Pseudosections of the IP lines extending from ASC's Ice claims into Regent Ventures' property show a prominent anomalous zone coincident with a pronounced Au in soils geochemical anomaly at the headwaters of Hobo Creek.


Inset A
Boundary of Regent Ventures' Quartz Claims
Geophysical grid lines
BX 58
BX 57
BX 60
BX 59
BX 69
BX 61
0
500 m
0
500 m

Figure 14. Location of the 2002 geophysical survey grid lines within Regent Ventures' claims.



Figure 15. Induced polarization survey Contour plan (triangle filtered values – 1st To 5th separations) – camp Grid. Top: chargeability; Bottom: Residtivity



Figure 16. Induced polarization (triangular filtered values - 1st to 5th separations) and ground magnetics contour plans - Ice Grid. Top: resistivity; Centre: chargeability; Bottom: magnetics.

11. DRILLING

11.1 Diamond Drilling

A total of 949.2 m/3144.2 ft of NQ core was drilled in 6 holes. Drilling was completed between July 3- September 3, 2002. The locations of drill holes with respect to topography and claims are shown on Figure 17.

DD02-33 (213 m total depth) was aimed to test the depth continuity of the vein and its sericite-altered dike host. Immediately to the southwest of the high-grade vein and dike, DD02-33 intersected a fault that truncates the dike (in the hanging wall) at approximately 1425m elevation. The footwall of the fault contains a sedimentary-rock hosted quartz-arsenopyrite-pyrite-marcasite stringer stockwork with low Au values (<2.6 g/t Au) in DD01-28.

DD02-34 (180 m total depth) was aimed at testing: a) the lateral extension of a tourmaline-sulphide-quartz matrix breccia observed in RC95-02, DD95-12, and DD94-02, with Au values reaching 11.2 g/t; b) the lateral extension of two structures consistently mineralized at 1480m and 1425m elevation; c) the possible fault offset of dikes in the hanging wall of the 1425m elevation fault in DD01-28 and DD02-33. DD02-34 intersected 14.3 m of sulphide-quartz-tourmaline-matrix breccia correlative with that in the 1995 and 1994 holes, as well as faults at the expected elevations, but did not intersect dikes in the footwall of the 1425m elevation fault. The breccia zone was intercepted at shallow depth (35 m below surface), and remains open to the northwest. The best value in the hole was in an 80 cm massive sulphide intercept that yielded 1459 ppb Au. Similar massive sulphide horizons in previous drill holes yielded lower Au values (typically <600 ppb).

DD02-35 (257 m total depth) was aimed at testing: a) the geological identity and lateral continuity of the high grade interval extending from RC95-05 and DD01-28; b) the extension of the high grade vein in DD01-28 approximately 6m above and to the northeast; c) possible fault offset of the dikes in the footwall of the 1425m elevation fault; d) lateral continuity of the low grade (<2.6 g/t Au) quartz-arsenopyrite-pyrite-marcasite stringer stockwork intersected in the footwall of the 1425 m elevation fault in DD01-28 and DD02-33. DD02-35 intersected a fault at the vicinity of the high grade interval in RC95-05 which is interpreted as the mineralized source, and unaltered, apparently unmineralized dike approximately 6 m above the DD01-28 high grade vein, which is interpreted as consisting of the extension of the dike hosting the high-grade vein. The hole intersected 1 m of 5.8 g/t Au (219.3-220.3 m depth) followed by 1 m of 24.4 g/t Au (220.3-221.3) in a quartz-sulphide breccia. The hole also intersected the low-grade stringer stockwork with intense (blue) dumortierite alteration in the footwall of the 1425 m elevation fault. Drill holes DD02-35, DD02-33, and DD01-28 also intersected a broad strongly anomalous zone that is open at depth, and spans over 200 m thickness.

DD02-36 (50 m total depth) was aimed at a coincident chargeability high and resistivity low in IP line 12N. The hole contained gray to black shales, and was lost at shallow depth. Black shales are interpreted as being the strong conductor in the resistivity profile. Abundant disseminated pyrite and pyrrhotite, fine stringers of pyrite, and pyrite coating fractures show strong connectivity to the ohm-metre, and are interpreted as the source of the bulk chargeability anomaly. Outcrops of rusty weathering dark gray to black shale were noted along the creek banks near camp (north of L20N), and are interpreted as being the cause of the broad IP anomaly observed on lines 14N to 18N.

DD02-37 was planned to test the 50/50 fault zone, which is the most prominent linear multi-element geochemical anomaly in the property, and is coincident with IP chargeability and resistivity anomalies. Diamond drill hole DD02-37 was planned to intercept the 50/50 fault at approximately 140 m depth. The hole was abandoned at 81m to avoid losing drill rods, and the fault remains untested.

DD02-38 was planned to test: a) a postulated extension of the Treadwell Adit vein in ASC's Ice property into the BX claims; b) a >405ppb Au in soils geochemical anomaly in the southern grid. The hole was abandoned at 190.5 m due to frozen water line. Sparse, thin (<1cm wide) quartz-arsenopyrite veins were encountered between 172 m and 189 m.

Structural interpretations of drill hole data in cross sections show a complex structural setting that is closely related to mineralization controls (Figure 18). The quality of geological interpretations is impaired by the lack of down-hole surveys.


2002 Diamond Drill Holes
Previous Drill Holes
Boundary of Regent Ventures' Quartz Claims
0
500 m

Figure 17. Location of 2002 diamond drill holes, and older reverse circulation and diamond drill holes. Insets show quartz claims where diamond drilling was performed.

Table 2. 2002 diamond drill hole collars and attitudes.

Drill Hole	UTM coordinates	Azimuth	Dip	Length (m)
DD02-33	415718E/7096947N	030°	-62°	213.4
DD02-34	415658E/7097050N	075°	-80°	163.7
DD02-35	415847E/7097057N	248°	-54°	257.6
DD02-36	415126E/7097655N		-90°	42.7
DD02-37	415175E/7096759N	180°	-80°	81.4
DD02-38	413728E/7093384N	265°	-50°	190.5


1500 el
1475 el
1450 el
1425 el
1400 el
1375 el
1350 el
1325 el
1300 el
Geology Legend
Quartz-tourmaline breccia or
Quartz-tourmaline-sulphide-breccia
Biotite-quartz-monzonite
Siltstone (variably hornfelsed)
White sandstone to coarse grit
FAULTS

Figure 18. 070° trending cross-section showing drill holes DD02-33, DD02-35, and a >200 m thick zone strongly anomalous in gold.

12. SAMPLING METHOD and APPROACH

Samples types collected on the claims over the past decade have been primarily soil samples and rock samples as either grabs or chip samples. A number of continuous chip samples (average 1.0 m length) have been sampled over the quartz monzonite. Some old trenches have been excavated and sampled mostly prior to 1999. Where soil development allowed, most samples were collected from B-Horizon soil. On steeper rocky talus slopes, the sample material collected would be better called talus fine material. Rock samples were collected using a rock hammer to collect a 1-2 kg sample from exposed rock.

13. SAMPLE PREPARATION, ANALYSES AND SECURITY

All rock and soil samples collected in 2001 and 2002 were prepared and analyzed by Acme Analytical Laboratories (Acme) in Vancouver, B.C. All final assay certificates received were approved and signed by C. Leong, a certified B.C. assayer. Prior to dispatch from the property, all samples were placed in rice bags by personnel and secured with tamper resistant ties. The samples were then transported to Whitehorse, under the supervision of Regent Ventures personnel, where they were shipped via Air Canada to Acme in Vancouver.

13.1 Preparation and Analytical Techniques

All rock samples were crushed to –1/4" using a jaw crusher and then riffle split to obtain a 250 gram sub sample. The sub sample was then pulverized to –150 mesh using a ring and puck pulverizer. 0.5 grams of the original pulp underwent aqua regia digestion for one hour at 95^0 C and then underwent a 32 element ICP-MS analysis.

Preparation of soil samples involved air drying and sieving to –80 mesh. Analytical techniques for soils were identical to the method used for rocks described above.

13.2 Quality Control

Quality control procedures on soil and rock analytical data consisted of standardized soil and rock sampling techniques. Acme Analytical Laboratories Ltd., ran internal check analyses on soil rock samples submitted by running one standard and one re-run for every 30 samples submitted. Correlation between original and check assays was generally very good (+/- 10%).

The high variability in gold grades are interpreted to be due to two factors: 1) coarse gold (nugget affect) a common characteristic with some Tombstone Suite Intrusive Hosted Gold deposits (i.e. Dublin Gulch and Fort Knox deposits) and 2) the relatively small sample size (10 grams) used in Au analysis. Future analytical work for gold should use a one assay ton (30 g), fire assay technique as the larger sample size usually produces a more representative grade. Results from fire assays over 10 gpt Au using an atomic absorption finish should also be redone gravimetrically to ensure a more accurate grade.

It is also recommended that at least 5% of the both rejects and pulps from rock and RC and Core samples collected in 2003 be sent to another certified lab for Au analysis by fire assay in order to confirm the accuracy of Acme's results and the degree of inherent nugget affect associated with the mineralization.

The exploration program in 2002 was conducted under the supervision of Al Doherty of Aurum Geological Consultants Inc. The author visited the property on July 4-5 and August 5-14, 2002. Core-sampling and logging conducted during the 2002 program was supervised on site by Anna Fonseca.

14. DATA VERIFICFATION

Most of the previous work on the property was completed prior to 2001, and the effective date of NI 43-101. There was no QA/QC of sampling methodology discussed in any geological report that the author has reviewed. On this type of deposit model, gold mineralization is associated with arsenopyrite and bismuthinite on dry fractures and in quartz veins or occasionally as disseminations. Visible arsenopyrite is commonly obvious in the areas sampled. All technical reports of exploration programs reviewed for this report were managed and reported on by qualified geologists.

Every 30 sample was re-analyses and occasionally a second pulp sample was re-analysed. Correlation been repeat analyses is generally good.

The author has no reason to believe that the data as presented is not an accurate representation of facts at this stage of exploration on the BX, WBX and JB Claims.

15. ADJACENT PROPERTIES

The Red Mountain-Hobo Creek property owned by Regent Ventures Ltd., has a common boundary with the ICE claims, along the Mayo-Dawson Mining District Boundary. .

A soil geochemical survey was carried out by Regent Ventures Ltd., in the southern-most portion of its BX claims, adjacent to ASC's Ice property. 245 samples were collected, analyzed for 35 elements in Acme Labs of Vancouver, and plotted in GIS format. Results from the Regent survey show a pronounced gold-in-soils anomaly that is in-line with that observed in the Ice claims. Well defined gold in soil geochemical anomalies can be traced from the Ice claims onto adjoining Regent Ventures ground on the ICE Grid. These anomalies are possibly related to vein mineralization at the Treadwell Adit on the Ice Claims

Regent Ventures ran an IP (chargeability and resistivity) and Ground Magnetics survey in the southern-most portion of its BX claims, in conjunction with surveys of ASC's ground. The portion of the survey in Regent's property consisted of 3,841 m in 4 east-west-trending lines with 25-metre spaced stations. Pseudosections of the IP lines extending from ASC's Ice claims into Regent Ventures' property show a prominent anomalous (chargeability high and resistivity low, and off-set magnetic high) zone coincident with a pronounced Au in soils geochemical anomaly at the headwaters of Hobo Creek.

16. MINERAL PROCESSING AND METALLURGICAL TESTING

There has been no mineral processing or metallurgical testing completed to date on the mineralization on the BX, WBX and JB Claims.

17. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATE

There is no identified mineral reserves or resources on the BX, WBX and JB Claims. The property is at an early exploration stage with multiple soil, rock, RC chip, and core geochemical anomalies.

18. OTHER RELEVANT DATA AND INFORMATION

There is to the author's knowledge no additional data or information, of either a positive or negative aspect, that would change the data presented or the contained recommended program.

19. INTERPRETATION AND CONCLUSIONS

The BX, WBX and JB Claims covers a Cretaceous quartz monzonite stock and numerous related dykes hosted by Lower- Middle(?) Cambrian metasedimentary rocks. The granitic stock is part of the Tombstone Plutonic suite, and similar to stocks hosting the Fort Knox and Dublin Gulch gold deposits, located at Fairbanks, Alaska, and Dublin Gulch, Yukon Territory.

The BX claims cover a Cretaceous dike swarm that intrudes Cambrian clastic sedimentary rocks. Intrusive and sedimentary rocks are truncated by several low angle normal faults that are associated with anomalous gold values. A broad zone (over 200m thickness) of significantly anomalous gold values surrounds the dike swarm area, and is punctuated by sparse high gold grades associated with veins, faults, and silicified breccias. The uncommonly large volume of rock containing highly anomalous gold values suggests the presence of a large auriferous hydrothermal system in the Saddle Zone.

Gold analytical results from diamond drill core samples are consistently lower than those from reverse circulation drill samples. This may be due to loss of gold from friable fault surfaces and/or dry fractures to the sludge.

Visual identification of prospective areas in core is not recommended. Drill holes encountered intervals of sulphide mineralization with low to anomalous gold grades that are visually identical to significantly higher-grade intervals.

A large airborne magnetic signature surrounding the dike swarm suggests that a larger, intrusive body lays at depth, and likely represents the roots to the dikes. It also suggests that gold mineralization may be present at greater depths, in proximity to the postulated buried intrusion.

The 50/50 Fault is the most prominent linear feature in the property. It is directly uphill from a multi-element geochemical anomaly, and coincides with IP anomalies. The fault is a difficult exploration target, and several drill holes were lost without penetrating it.

20. RECOMMENDATIONS

Gold geochemical analyses from diamond drill core samples are inconsistent with the significantly higher values encountered in reverse circulation samples. However, reverse circulation drilling may entail problems due to water at depth, and may not be feasible for deeper holes. Future exploration in the property should involve diamond drilling of HQ or larger core diameter in order to increase sample size (therefore counteracting nugget effect), and possibly reverse circulation drilling for shallower holes.

Current geological interpretations of the Saddle Zone show a complexly faulted setting in which it is difficult to plan precision drill holes due to the lack of drill hole deviation in azimuth and dip at depth. It is recommended that down-hole surveys of azimuth and dip deviation be performed in drill holes that remain open, and cross-sections be re-plotted incorporating the down-hole survey data before further drilling.

The 50/50 Fault remains untested by drilling due to sticky mud seams in the hanging-wall of the fault. This fault is immediately up-slope from the most prominent multi-element geochemical anomaly in the Saddle Zone, and warrants further testing.

A pronounced geochemical anomaly to the southwest of Hobo Creek warrants testing by drilling or trenching methods.

Reverse circulation holes RC95-04, RC95-05, RC95-06 and RC95-09 are preserved in the Regent Camp core shack. It is recommended to place samples of each 5 ft interval in properly labeled chip trays, in order to keep an easily accessible record of those holes.

Based on the positive results of surface exploration carried out on the BX, WBX and JB Claims in 1992, 1993, 1994, 2001, and 2002, further work is warranted and recommended. An aggressive exploration program conducted by a crew of two geologists and assistants to further define and explore current targets by core drilling is recommended.

Respectfully submitted;

"R. Allan Doherty, P.Geo."
"Signature"
"Seal"

May 26, 2003

21. REFERENCES

Abbott, J.G., Gordey, S.P., Tempelman-Kluit D.J., 1986. Setting of stratiform, sediment - hosted lead - zinc deposits in Yukon and Northeastern British Columbia; *in* Mineral Deposits of Northern Cordillera, ed. J.A. Morin, The Canadian Institute of Mining and Metallurgy, Special volume 37, p.1-18.

Aho, A.E., 1963. Prospecting and Mineral Development in Yukon: *in* Western Miner & Oil Review, Vol. 35, No.2, p. 32.

Bostock, H.S., 1964. Geology, McQuesten, Yukon Territory; NTS 115P, scale 1:253,440. Geological Survey of Canada, Map 1143A.

Doherty, R.A., 2002. Qualifying Report On Regent Ventures Ltd Red Mountain Property. June 17, 2002 for Regent Ventures Ltd.

Doherty, R.A. and vanRanden, J., 1994. Report on the 1993 Geological and Geochemical Assessment Work on the Red Mountain Property, Private report *for* Consolidated Ramrod Gold Corporation *by* Aurum Geological Consultants Inc.

Emond, D.S., 1986. Tin and Tungsten Veins and Skarns in the McQuesten River Area, Central Yukon: *in* Yukon Geology, Vol.1; Exploration and Geological Services Division, Yukon, Indian and Northern Affairs Canada, p. 113-118

Fonseca, A., 2002. Report On Geological Mapping, Geochemical And Geophysical Surveys, and Diamond Drilling On Red Mountain Property, Central Yukon Territory (NTS 115P/15, 116A/02), Dawson Mining District, October, 2002, Private company report for Regent Ventures Ltd.

Goldfarb, R. C. Hart, M. Miller, L. Miller C.L. Farmer, and D. Groves, 2000. The Tintina Gold Belt – A Global Perspective in Tucker, T.L., and Smith, M.L. technical chairs, The Tintina Gold Belt: Concepts, Exploration, and Discoveries, Special Volume 2, British Columbia and Yukon Chamber of Mines.

Hart, C.J., McCoy, D.T., Goldfarb, R.J., Smith, M., Roberts, P., Hulstein, R., Bakke, A.A., and Bundtzen, T.K., 2002, Geology, Exploration, and Discovery in the Tintina Gold Province, Alaska and Yukon: Society of Economic Geologists Special Publication 9, p. 214-274.

Kidlark, P.G., 1980. Geological and Geochemical Assessment Report on the HI 1-3 and 5-97 claims; *by* Amax of Canada Ltd. Department of Indian and Northern Development.

Lueck, B.A., 1993. Geological and Geochemical Assessment on the BX 1-8 Claims. Assessment Report #

Lueck, B.A. and D.W. Phillip, 1994. Geological and Geochemical Assessment Report for the Red Mountain Group Claims, Dawson and Mayo Mining Districts, Yukon. Assessment Report 093315.

Murphy, D.C., Heon, D., and Hunt, J., 1993. Geology of Clear Creek map area, Yukon (NTS 115P/14). Exploration and Geological Services Division, Yukon, Indian and Northern Affairs Canada, Open-File 1993-1, scale 1:50000.

Murphy, D.C. and Heon, D., 1994. Geological overview of Sprague Creek map area, Western Selwyn Basin. *in* Yukon Exploration and Geology 1993; Exploration and Geological Services Division, Yukon, Indian and Northern Affairs Canada.

Murphy, D.C. and Heon, D., 1996. Geological Map of Sprague Creek Area, Western Selwyn Basin, Yukon, NTS 115P/15, Geoscience Map 1996-2, Indian and Northern Affairs Canada, Exploration and Geological Services Division, Yukon Region.

Penner, D.F., 1996. Report on the Drilling and Geochemical Work on the Red Mountain Property, Dawson and Mayo Mining Divisions, Yukon Territory. Assessment Report # 093450

Tempelman-Kluit, D.J., 1979. Transported Cataclasite, Ophiolite and Granodiorite in Yukon: Evidence of Arc-Continent Collision; Geological Survey of Canada, Paper 79-14.

Tempelman-Kluit,D.J., 1981. Geology and Mineral Deposits of Southern Yukon: *in* Yukon Geology and Exploration 1979-80; Geology Section, Department of Indian and Northern Affairs, Whitehorse Yukon.

Visser, S., 1995 Magnetometer and VLF-EM Survey Geophysical Report & Geochemical Plots on the Red Mountain Property, Yukon Territory, NTS 115 P/15 & 116 A/2, prepared for Regent Ventures Ltd. Assessment report # 093451

Wheeler, J.O. and McFeely, P., 1991. Tectonic Assemblage Map of the Canadian Cordilleras and Adjacent parts of the United States of America; Geological Survey of Canada, Map 1712A, scale 1:2,000,000.

Yukon Minfile, 1993. WP 5.1 Version, 15,Feb/93; Exploration and Geological Services, Department of Indian and Northern Affairs, Whitehorse Yukon.

22. CERTIFICATE OF QUALIFICATIONS

I, R. Allan Doherty, hereby certify that:

1. I am a consulting mineral exploration geologist with AURUM GEOLOGICAL CONSULTANTS INC., 3151 3rd Avenue, Whitehorse, Yukon, Y1A 1G1.

2. I am a graduate of the University of New Brunswick, with a degree in geology (Hons. B.Sc., 1977). I attended graduate school at Memorial University of Newfoundland, 1978-80. I have been involved in geological mapping and mineral exploration primarily in the Yukon continuously since 1980.

3. I am a "Qualified Person" as defined in Sec 1.2 of National Instrument 43-101.

4. I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia, Registration No. 20564, and have been registered as a Professional Geologist since 1993.

5. I am author of this report on the Hobo Creek Property. The report is based on a literature review and on private company reports and on a property visits conducted on July 4-5 and August 5-14, 2002.

6. I am the author of all sections of this report.

7. I am not aware of any material fact or material change with respect to the subject matter of this technical report, which is not reflected in the technical report, the omission to disclose makes the technical report misleading.

8. I am independent of the Issuer and have no direct or indirect interest in the properties or securities of Regent Ventures Ltd., or affiliated companies, nor do I expect to receive any.

9. I have had direct involvement with the exploration programs conducted on the area discussed in this report both for prior property owners and for Regent Ventures Ltd. I made property visit on June 4-5 and August 5-14, 2002. I am familiar with the Tombstone gold deposit model and have experience writing Qualifying Reports and conducting evaluations of mineral properties.

10. I have read National Instrument 43-101 and Form 43-101F and have prepared this technical Report on the BX, WBX and JB Claims in compliance with this Instrument and Form 43-101F1.

"R. Allan Doherty, P. Geo."
"Signature"
"Seal"

May 26, 2003

82-2000

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Complete 1. or 2.

1. **REGENT VENTURES LTD.** has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on August 20, 2003 of 1,500,000 units of Regent Ventures Ltd. by way of private placement, Regent Ventures Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. [*Name of Issuer*] has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of securities distributed to an employee, executive, consultant or administrator is subject to section 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on [date] of [amount or number and type of securities] of [Name of Issuer], [Name of Issuer] became after the distribution date by filing a prospectus in a jurisdiction listed in Appendix B to Multilateral Instrument 45-102 and listing or quoting a class of its equity securities on a qualified market, and now is, a qualifying issuer within the meaning of Multilateral Instrument 45-102.

DATED at Vancouver, British Columbia, this 26th day of August, 2003.

REGENT VENTURES LTD.

By: ______________________
Eberhard Mueller, President

82-2000

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Complete 1. or 2.

1. **REGENT VENTURES LTD.** has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on August 18, 2003 of 300,000 common shares of Regent Ventures Ltd., Regent Ventures Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. [*Name of Issuer*] has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of securities distributed to an employee, executive, consultant or administrator is subject to section 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on [date] of [amount or number and type of securities] of [Name of Issuer], [Name of Issuer] became after the distribution date by filing a prospectus in a jurisdiction listed in Appendix B to Multilateral Instrument 45-102 and listing or quoting a class of its equity securities on a qualified market, and now is, a qualifying issuer within the meaning of Multilateral Instrument 45-102.

DATED at Vancouver, British Columbia, this 26th day of August, 2003.

REGENT VENTURES LTD.

By: ____________________
Eberhard Mueller, President